UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into  the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on August 6, 2018 (File 333-226611).

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

Definitions

Unless otherwise specified or the context requires otherwise in this quarterly report:

•
references to “2019 Notes” refer to the 7.000% Senior Notes due 2019 in an aggregate principal amount of $255 million issued on November 17, 2014, as further described in “Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sources of Liquidity—2019 Notes” in our Annual Report;

•
references to “2020 Green Private Placement” refer to the €290 million (approximately $340 million) senior secured notes maturing in June 20, 2026 which were issued under a senior secured note purchase agreement entered with a group of institutional investors as purchasers of the notes issued thereunder as further described in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources—Sources of Liquidity—2020 Green Private Placement”;

•	references to “AAGES” refer to the joint venture between Algonquin and Abengoa to invest in the development and construction of clean energy and water infrastructure contracted assets;

•	references to “Abengoa” refer to Abengoa, S.A., together with its subsidiaries, unless the context otherwise requires;

•
references to “Abengoa ROFO Agreement” refer to the agreement we entered into with Abengoa on June 13, 2014, as amended and restated on December 9, 2014, that provides us a right of first offer to purchase any of the present or future contracted assets in renewable energy, efficient natural gas, electric transmission and water of Abengoa that are in operation, and any other renewable energy, efficient natural gas, electric transmission and water asset that is expected to generate contracted revenue and that Abengoa has transferred to an investment vehicle that are located in the United States, Canada, Mexico, Chile, Peru, Uruguay, Brazil, Colombia and the European Union, and four additional assets in other selected regions, including a pipeline of specified assets that we expect to evaluate for future acquisition, for which Abengoa will provide us a right of first offer to purchase if offered for sale by Abengoa or an investment vehicle to which Abengoa has transferred them;

•
references to “ACBH” refer to Abengoa Concessões Brasil Holding, a subsidiary holding company of Abengoa that was engaged in the development, construction, investment and management of concessions in Brazil, comprised mostly of transmission lines and which is currently undergoing a restructuring process in Brazil;

•	references to “ACT” refer to the gas-fired cogeneration facility located inside the Nuevo Pemex Gas Processing Facility near the city of Villahermosa in the State of Tabasco, Mexico;

•
references to “Algonquin” refer to, as the context requires, either Algonquin Power & Utilities Corp., a North American diversified generation, transmission and distribution utility, or Algonquin Power & Utilities Corp. together with its subsidiaries;

•
references to “Annual Consolidated Financial Statements” refer to the audited annual consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, including the related notes thereto, prepared in accordance with IFRS as issued by the IASB (as such terms are defined herein), included in our Annual Report;

•	references to “Annual Report” refer to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on February 28, 2020;

•	references to “ASI Operations” refer to ASI Operations LLC;

•	references to “Atlantica Jersey” refer to Atlantica Sustainable Infrastructure Jersey Limited, a wholly owned subsidiary of Atlantica;

•	references to “ATN” refer to ATN S.A., the operational electric transmission asset in Peru, which is part of the Guaranteed Transmission System;

•	references to “ATS” refer to ABY Transmision Sur S.A.;

•	references to “AYES Canada” refer to Atlantica Sustainable Infrastructure Energy Solutions Canada Inc., a vehicle formed by Atlantica and Algonquin to channel co-investment opportunities;

•	references to “Befesa Agua Tenes” refer to Befesa Agua Tenes, S.L.U;

•
references to “cash available for distribution” refer to the cash distributions received by the Company from its subsidiaries minus cash expenses of the Company, including debt service and general and administrative expenses;

•	references to “CESCE” refer to Compañia Española de Seguros de Credito a la Exportacion, S.A. the Spanish Company of Export Credit Insurance;

•
references to “Chile PV I” refer to the solar PV plant of 55 MW located in Chile, which represents the first investment closed through the Chilean renewable energy platform in the second quarter of 2020 together with local financial partners;

•	references to “COD” refer to the commercial operation date of the applicable facility;

•
references to “Consolidated Condensed Interim Financial Statements” refer to the consolidated condensed unaudited interim financial statements as of September 30, 2020 and 2019 and for the nine-month period ended September 30, 2020 and 2019, including the related notes thereto prepared in accordance with IFRS as issued by the IASB, which form a part of this quarterly report;

•	references to “EMEA” refer to Europe, Middle East and Africa;

•	references to “EPC” refer to engineering, procurement and construction;

•
references to “ESG-linked Financial Guarantee Line” refer to the financial guarantee line with ING Bank N.V. of up to approximately $39 million signed in June 2019 as further described in “Item 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources — Liquidity and Capital Resources —Sources of Liquidity—ESG-linked Financial Guarantee Line”;

•
references to “EURIBOR” refer to Euro Interbank Offered Rate, a daily reference rate published by the European Money Markets Institute, based on the average interest rates at which Eurozone banks offer to lend unsecured funds to other banks in the euro wholesale money market;

•	references to “EU” refer to the European Union;

•	references to “Exchange Act” refer to the U.S. Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated by the SEC thereunder;

•	references to “Federal Financing Bank” refer to a U.S. government corporation by that name;

•	references to “Further Adjusted EBITDA” have the meaning set forth in “Key Metrics” in the section below;

•
references to “Green Exchangeable Notes” refer to the $115 million green exchangeable senior notes due on 2025 issued by Atlantica Jersey on July 17, 2020, and fully and unconditionally guaranteed on a senior, unsecured basis, by Atlantica, as further described in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—Green Exchangeable Notes”;

•
references to “Green Project Finance” refer to green project financing agreement entered into between Logrosan, the sub-holding company of Solaben 1/6 and Solaben 2/3, as borrower, and ING Bank, B.V. and Banco Santander S.A., as lenders, as further described in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—Green Project Finance”;

•
references to “gross capacity” refer to the maximum, or rated, power generation capacity, in MW, of a facility or group of facilities, without adjusting for the facility’s power parasitics’ consumption, or by our percentage of ownership interest in such facility as of the date of this quarterly report;

•	references to “GWh” refer to gigawatt hour;

•	references to “IFRIC 12” refer to International Financial Reporting Interpretations Committee’s Interpretation 12—Service Concessions Arrangements;

•	references to “IFRS as issued by the IASB” refer to International Financial Reporting Standards as issued by the International Accounting Standards Board;

•	references to “ITC” refer to investment tax credits;

•	references to “JIBAR” refer to Johannesburg Interbank Average Rate;

•	references to “Liberty” refer to Liberty Interactive Corporation;

•
references to “Liberty Ownership Interest in Solana” refer to Class A membership interests of ASO Holdings Company LLC (the holding company of Arizona Solar One LLC, owner of the 250 MW net (280 MW gross) solar electric generation facility located in Maricopa County, Arizona, identified as Solana plant), owned by Liberty and sold to us on August 17, 2020;

•	references to “LIBOR” refer to London Interbank Offered Rate;

•	references to “Logrosan” refer to Logrosan Solar Inversiones, S.A.;

•	references to “Monterrey” refer to the 142 MW gas-fired engine facility including 130 MW installed capacity and 12 MW battery capacity, located in, Monterrey, Mexico;

•
references to “Multinational Investment Guarantee Agency” refer to Multinational Investment Guarantee Agency, a financial institution member of the World Bank Group which offers political insurance and credit enhancement guarantees;

•	references to “MW” refer to megawatts;

•	references to “MWh” refer to megawatt hour;

•	references to “MWt” refer to thermal megawatts;

•
references to “Note Issuance Facility 2017” refer to the senior secured note facility dated February 10, 2017, and amended on March 28, 2017, of €275 million (approximately $322 million), with Elavon Financial Services DAC, UK Branch, as facility agent and a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder as further described in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—Note Issuance Facility 2017”;

•
references to “Note Issuance Facility 2019” refer to the senior unsecured note facility dated April 30, 2019, and amended on May 14, 2019 and October 23, 2020, of $300 million, with Lucid Agency Services Limited, as facility agent and a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder as further described in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—Note Issuance Facility 2019”;

•
references to “Note Issuance Facility 2020” refer to the senior unsecured note facility dated July 8, 2020, of €140 million(approximately $164 million), with Lucid Agency Services Limited, as facility agent and a group of funds managed by Westbourne Capital as purchasers of the notes to be issued thereunder as further described in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—Note Issuance Facility 2020”;

•	references to “operation” refer to the status of projects that have reached COD (as defined above);

•	references to “Pemex” refer to Petróleos Mexicanos;

•	references to “PG&E” refer to PG&E Corporation and its regulated utility subsidiary, Pacific Gas and Electric Company collectively;

•	references to “PPA” refer to the power purchase agreements through which our power generating assets have contracted to sell energy to various off-takers;

•	references to “PTS” refer to Pemex Transportation System;

•
references to “Revolving Credit Facility” refers to the credit and guaranty agreement with a syndicate of banks entered into on May 10, 2018 and amended on January 24, 2019, August 2, 2019, December 17, 2019 and August 28, 2020, providing for a senior secured revolving credit facility in an aggregate principal amount of $425 million, as further described in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—Revolving Credit Facility”;

•	references to “Rioglass” refer to Rioglass Solar Holding, S.A.;

•	references to “ROFO” refer to a right of first offer;

•	references to “Solaben Luxembourg” refer to Solaben Luxembourg S.A;

•	references to “Tenes” refer to the water desalination plant in Algeria, which is 51% owned by Befesa Agua Tenes;

•	references to “U.K.” refer to the United Kingdom;

•	references to “U.S.” or “United States” refer to the United States of America; and

•
references to “we,” “us,” “our,” “Atlantica” and the “Company” refer to Atlantica Sustainable Infrastructure plc or Atlantica Sustainable Infrastructure plc and its consolidated subsidiaries, unless the context otherwise requires.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions, strategies, future events or performance (often, but not always, through the use of words or phrases such as may result, are expected to, will continue, is anticipated, believe, will, could, should, would, estimated, may, plan, potential, future, projection, goals, target, outlook, predict and intend or words of similar meaning) are not statements of historical facts and may be forward looking. Such statements occur throughout this report and include statements with respect to our expected trends and outlook, potential market and currency fluctuations, occurrence and effects of certain trigger and conversion events, our capital requirements, changes in market price of our shares, future regulatory requirements, the ability to identify and/or consummate future acquisitions on favorable terms, reputational risks, divergence of interests between our company and that of our largest shareholder, tax and insurance implications, and more. Forward-looking statements involve estimates, assumptions and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, important factors included in Part I, Item 3D. Risk Factors in our Annual Report (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could have a significant impact on our operations and financial results, and could cause our actual results to differ materially from those contained or implied in forward-looking statements made by us or on our behalf in this quarterly report, in presentations, on our website, in response to questions or otherwise. These forward-looking statements include, but are not limited to, statements relating to:

•
the condition of the debt and equity capital markets and our ability to borrow additional funds and access capital markets, as well as our substantial indebtedness and the possibility that we may incur additional indebtedness going forward;

•	the ability of our counterparties, including Pemex and PG&E, to satisfy their financial commitments or business obligations and our ability to seek new counterparties in a competitive market;

•	government regulation, including compliance with regulatory and permit requirements and changes in tax laws, market rules, rates, tariffs, environmental laws and policies affecting renewable energy;

•	changes in tax laws and regulations;

•	risks relating to our activities in areas subject to economic, social and political uncertainties;

•	our ability to finance and consummate new acquisitions on favorable terms or to close outstanding acquisitions, including PTS;

•	risks relating to new assets and businesses which have a higher risk profile and our ability to transition these successfully;

•	potential environmental liabilities and the cost and conditions of compliance with applicable environmental laws and regulations;

•	risks related to our reliance on third-party contractors or suppliers;

•	risks related to our ability to maintain appropriate insurance over our assets;

•	risks related to our exposure in the labor market;

•	potential issues arising with our operators’ employees including disagreement with employees’ unions and subcontractors;

•	risks related to extreme weather events related to climate change could damage our assets or result in significant liabilities and cause an increase in our operation and maintenance costs;

•	the effects of litigation and other legal proceedings (including bankruptcy) against us and our subsidiaries;

•	price fluctuations, revocation and termination provisions in our off-take agreements and power purchase agreements;

•	our electricity generation, our projections thereof and factors affecting production, including those related to the COVID-19 outbreak;

•	risks related to our relationship with Abengoa, our former largest shareholder and currently one of our operation and maintenance suppliers, including bankruptcy;

•	risks related to our relationship with our shareholders;

•	potential impact of the COVID-19 outbreak on our business, financial condition, results of operations and cash flows;

•	reputational and financial damage caused by our off-taker PG&E and Pemex; and

•	other factors discussed in our Annual Report under “Item 3.D—Key Information—Risk Factors”.

Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances, including, but not limited to, unanticipated events, after the date on which such statement is made, unless otherwise required by law. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained or implied in any forward-looking statement.

Consolidated condensed statements of financial position as of September 30, 2020 and December 31, 2019

Amounts in thousands of U.S. dollars

		As of September 30,	As of December 31,
	Note (1)	2020	2019
Assets
Non-current assets
Contracted concessional assets	6	8,080,645	8,161,129
Investments carried under the equity method	7	116,746	139,925
Financial investments	8	66,875	91,587
Deferred tax assets		147,968	147,966

Total non-current assets		8,412,234	8,540,607

Current assets
Inventories		23,170	20,268
Trade and other receivables	12	411,265	317,568
Financial investments	8	195,549	218,577
Cash and cash equivalents	15	788,895	562,795

Total current assets		1,418,879	1,119,208

Total assets		9,831,113	9,659,815

(1)	Notes 1 to 22 are an integral part of the consolidated condensed interim financial statements.

Consolidated condensed statements of financial position as of September 30, 2020 and December 31, 2019

Amounts in thousands of U.S. dollars

		As of September 30,	As of December 31,
	Note (1)	2020	2019
Equity and liabilities
Equity attributable to the Company
Share capital	13	10,160	10,160
Parent company reserves	13	1,774,813	1,900,800
Other reserves	9	81,503	73,797
Accumulated currency translation differences		(103,590)	(90,824)
Accumulated deficit	13	(324,248)	(385,457)
Non-controlling interest	13	203,409	206,380

Total equity		1,642,047	1,714,856

Non-current liabilities
Long-term corporate debt	14	935,665	695,085
Long-term project debt	15	4,638,584	4,069,909
Grants and other liabilities	16	1,229,230	1,641,752
Related parties	11	6,499	17,115
Derivative liabilities	9	322,130	298,744
Deferred tax liabilities		272,484	248,996

Total non-current liabilities		7,404,592	6,971,601

Current liabilities
Short-term corporate debt	14	24,016	28,706
Short-term project debt	15	642,590	782,439
Trade payables and other current liabilities	17	76,107	128,062
Income and other tax payables		41,761	34,151

Total current liabilities		784,474	973,358

Total equity and liabilities		9,831,113	9,659,815

(1)	Notes 1 to 22 are an integral part of the consolidated condensed interim financial statements.

Consolidated condensed income statements for the nine-month periods ended September 30, 2020 and 2019

Amounts in thousands of U.S. dollars

	Note (1)	For the nine-month period ended September 30,
		2020	2019
Revenue	4	768,734	798,163
Other operating income	20	75,902	73,700
Employee benefit expenses		(37,430)	(20,277)
Depreciation, amortization, and impairment charges	4	(302,166)	(234,889)
Other operating expenses	20	(197,635)	(200,582)

Operating profit		307,405	416,115

Financial income	19	6,413	2,853
Financial expense	19	(289,439)	(310,233)
Net exchange differences		(1,482)	2,801
Other financial income/(expense), net	19	62,597	(58)

Financial expense, net		(221,911)	(304,637)

Share of profit/(loss) of associates carried under the equity method		(2,248)	3,881

Profit before income tax		83,246	115,359

Income tax	18	(25,079)	(46,979)

Profit for the period		58,167	68,380

Loss/(profit) attributable to non-controlling interests		3,042	(7,548)

Profit for the period attributable to the Company		61,209	60,832

Weighted average number of ordinary shares outstanding (thousands) - basic	21	101,602	100,882
Weighted average number of ordinary shares outstanding (thousands) - diluted	21	102,499	100,882
Basic and diluted earnings per share (U.S. dollar per share)	21	0.60	0.60

(1)	Notes 1 to 22 are an integral part of the consolidated condensed interim financial statements.

Consolidated condensed statements of comprehensive income for the nine-month periods ended September 30, 2020 and 2019

Amounts in thousands of U.S. dollars

	For the nine-month period ended September 30,
	2020	2019
Profit for the period	58,167	68,380
Items that may be subject to transfer to income statement
Change in fair value of cash flow hedges	(33,159)	(119,338)
Currency translation differences	(18,884)	(43,613)
Tax effect	7,858	29,060

Net income/(expenses) recognized directly in equity	(44,185)	(133,891)

Cash flow hedges	43,792	41,062
Tax effect	(10,948)	(10,266)

Transfers to income statement	32,844	30,796

Other comprehensive income/(loss)	(11,341)	(103,095)

Total comprehensive income/(loss) for the period	46,826	(34,715)

Total comprehensive (income)/loss attributable to non-controlling interest	9,323	(1,683)

Total comprehensive income/(loss) attributable to the Company	56,149	(36,398)

Consolidated condensed statements of changes in equity for the nine-month periods ended September 30, 2020 and 2019

Amounts in thousands of U.S. dollars

	Share Capital	Parent company reserves	Other reserves	Accumulated deficit	Accumulated currency translation differences	Total equity attributable to the Company	Non- controlling interest	Total equity
Balance as of December 31, 2018	10,022	2,029,940	95,011	(449,274)	(68,315)	1,617,384	138,728	1,756,112

Profit for the nine -month period after taxes	—	—	—	60,832	—	60,832	7,548	68,380
Change in fair value of cash flow hedges	—	—	(77,972)	1,682	—	(76,290)	(1,986)	(78,276)
Currency translation differences	—	—	—	—	(39,738)	(39,738)	(3,875)	(43,613)
Tax effect	—	—	18,798	—	—	18,798	(4)	18,794
Other comprehensive income	—	—	(59,174)	1,682	(39,738)	(97,230)	(5,865)	(103,095)

Total comprehensive income	—	—	(59,174)	62,514	(39,738)	(36,398)	1,683	(34,715)

Capital reduction	—	—	—	—	—	—	(2,688)	(2,688)

Capital increase (Note 13)	138	29,862	—	—	—	30,000	—	30,000

Changes in the scope (Note 7)	—	—	—	—	—	—	92,303	92,303

Dividend distribution (declared)	—	(117,345)	—	—	—	(117,345)	(26,622)	(143,967)

Balance as of September 30, 2019	10,160	1,942,457	35,837	(386,760)	(108,053)	1,493,641	203,404	1,697,045

	Share Capital	Parent company reserves	Other reserves	Accumulated deficit	Accumulated currency translation differences	Total equity attributable to the Company	Non- controlling interest	Total equity
Balance as of December 31, 2019	10,160	1,900,800	73,797	(385,457)	(90,824)	1,508,476	206,380	1,714,856

Profit for the nine -month period after taxes	-	-	-	61,209	-	61,209	(3,042)	58,167
Change in fair value of cash flow hedges	-	-	10,850	-	-	10,850	(217)	10,633
Currency translation differences	-	-	-	-	(12,766)	(12,766)	(6,118)	(18,884)
Tax effect	-	-	(3,144)	-	-	(3,144)	54	(3,090)
Other comprehensive income	-	-	7,706	-	(12,766)	(5,060)	(6,281)	(11,341)

Total comprehensive income	-	-	7,706	61,209	(12,766)	56,149	(9,323)	46,826

Change in the scope (Note 5)	-	-	-	-	-	-	25,079	25,079

Dividend distribution (declared)	-	(125,987)	-	-	-	(125,987)	(18,727)	(144,714)

Balance as of September 30, 2020	10,160	1,774,813	81,503	(324,248)	(103,590)	1,438,638	203,409	1,642,047

Consolidated condensed cash flows statements for the nine-month periods ended September 30, 2020 and 2019

Amounts in thousands of U.S. dollars

	Note (1)	For the nine-month period ended September 30,
		2020	2019
I. Profit for the period		58,167	68,380
Financial expense and non-monetary adjustments		536,579	552,775

II. Profit for the period adjusted by financial expense and non-monetary adjustments		594,746	621,155

III. Variations in working capital		(128,926)	(132,051)

Net interest and income tax paid		(162,578)	(167,668)

A. Net cash provided by operating activities		303,242	321,436

Investment in contracted concessional assets*		3,819	14,704
Other non-current assets/liabilities		(14,387)	(35,974)
Acquisitions and other financial instruments	7	8,943	(153,176)
Dividends received from entities under the equity method	7	20,140	26,945
B. Net cash provided by/(used in) investing activities		18,515	(147,501)

Proceeds from Project & Corporate debt	14&15	1,277,596	326,591
Repayment of Project & Corporate debt	14&15	(959,566)	(456,020)
Dividends paid to Company´s shareholders	13	(125,986)	(117,346)
Dividends paid to non-controlling interest		(20,994)	(24,082)
Purchase of Liberty´s equity interests in Solana (Note 16)	16	(266,849)	-
Proceeds for capital increase	13	-	30,000
Proceeds from non-controlling interest	7	-	92,303
C. Net cash provided by/(used in) financing activities		(95,799)	(148,554)

Net increase/(decrease) in cash and cash equivalents		225,958	25,381

Cash and cash equivalents at beginning of the period		562,795	631,542

Translation differences in cash or cash equivalent		142	(15,195)

Cash and cash equivalents at end of the period		788,895	641,728

* Includes proceeds for $7.4 million and $14.8 million for the nine-month period ended September 30, 2020 and September 30, 2019 respectively, related to the amounts Solana received from Abengoa further to Abengoa´s obligation as EPC Contractor.

(1)	Notes 1 to 22 are an integral part of the consolidated condensed interim financial statements.

Notes to the consolidated condensed interim financial statements

Note 1. - Nature of the business

Atlantica Sustainable Infrastructure plc (“Atlantica” or the “Company”) is a sustainable total return infrastructure company that owns, manages and acquires renewable energy, efficient natural gas, electric transmission lines and water assets focused on North America (the United States, Mexico and Canada), South America (Peru, Chile and Uruguay) and EMEA (Spain, Algeria and South Africa).

Atlantica’s shares began trading on the NASDAQ Global Select Market under the symbol “ABY” on June 13, 2014. The symbol changed to “AY” on November 11, 2017.

Algonquin Power & Utilities (“Algonquin”) is the largest shareholder of the Company and currently owns a 44.2% stake in Atlantica. Algonquin’s shareholding in Atlantica may be increased up to a 48.5% without any change in corporate governance. Algonquin’s voting rights and rights to appoint directors are limited to 41.5% and the difference between Algonquin´s ownership and 41.5% will vote replicating non-Algonquin’s shareholders vote. Algonquin does not consolidate the Company in its consolidated financial statements.

During the year 2019, the Company completed the following acquisitions:

-
On May 24, 2019, Atlantica and Algonquin formed Atlantica Yield Solutions Canada Inc. (“AYES Canada”), a vehicle to channel co-investment opportunities in which Atlantica holds the majority of voting rights. AYES Canada’s first investment was in Amherst Island, a 75 MW wind plant in Canada owned by the project company Windlectric, Inc. (“Windlectric”). Atlantica invested $4.9 million and Algonquin invested $92.3 million, both through AYES Canada, which in turn invested those funds in Amherst Island Partnership (“AIP), the holding company of Windlectric.

-
On August 2, 2019, the Company closed the acquisition of ASI Operations LLC (“ASI Ops”), the company that performs the operation and maintenance services to Solana and Mojave plants. The consideration paid was $6 million.

-	On August 2, 2019, the Company closed the acquisition of a 30% stake in Monterrey, a 142 MW gas-fired engine facility (“Monterrey”) and paid $42 million for the total investment.

-
On October 22, 2019, the Company closed the acquisition of ATN Expansion 2 from Enel Green Power Perú, for a total equity investment of approximately $20 million, controlling the asset from this date. Transfer of the concession agreement is pending authorization from the Ministry of Energy in Peru. If this authorization were not to be obtained before December 2020, the transaction would be reversed with no penalties to Atlantica. Enel Green Power Perú issued a bank guarantee to face this potential repayment obligation to Atlantica.

During the nine-month period ended September 30, 2020, the Company completed the following acquisitions:

-
On April 3, 2020, the Company made an initial investment in the creation of a renewable energy platform in Chile, together with financial partners, where it owns approximately a 35% stake and has a strategic investor role. The first investment was the acquisition of a 55 MW solar PV plant in an area with excellent solar resource (“Chile PV I”). This asset has been in operation since 2016 demonstrating a good operating track record while selling its production in the Chilean power market. The platform intends to make further investments in renewable energy in Chile and to sign PPAs with credit worthy off-takers. The Company’s initial contribution was approximately $4 million.

-
In January 2019, the Company entered into an agreement with Abengoa S.A. (“Abengoa”) under the Abengoa ROFO Agreement for the acquisition of Befesa Agua Tenes, a holding company which owns a 51% stake in Ténès Lilmiyah SpA (“Tenes”), a water desalination plant in Algeria. The Company paid in January 2019 an advance payment of $19.9 million. Closing of the acquisition was subject to conditions precedent which were not fulfilled. In accordance with the terms of the share purchase agreement, the advance payment was converted into a secured loan to be reimbursed by Befesa Agua Tenes, together with 12% per annum interest, through a full cash-sweep of all the dividends to be received from the asset. In October 2019, the Company received a first payment of $7.8 million through the cash sweep mechanism. On May 31, 2020, the Company entered into a new $4.5 million secured loan agreement with Befesa Agua Tenes, in addition to the initial one granted in 2019. The aggregate amount owed at that date, including interest accrued, was $14.0 million. This new loan agreement is expected to be reimbursed by Befesa Agua Tenes, together with 12% per annum interest, through a full cash-sweep of all the dividends to be received from the Tenes asset. The new agreement signed with Abengoa provides Atlantica with a majority at the board of directors of Befesa Agua Tenes together with a series of decision rights at the Tenes level, and a call option over the shares of Befesa Agua Tenes at a call price of $1, among others.

-
On August 17, 2020, the Company closed the acquisition of Liberty’s equity interest in Solana. Liberty was the tax equity investor in the Solana project. Total equity investment is expected to be approximately $290 million of which $272 million has already been paid. Total price includes a deferred payment and a performance earn-out based on the average annual net production of the asset in the four calendar years with the highest annual net production during the five calendar years of 2020 through 2024.

The following table provides an overview of the main assets the Company owned or had an interest in as of September 30, 2020:

Assets	Type	Ownership	Location	Currency(9)	Capacity (Gross)	Counterparty Credit Ratings(10)	COD*	Contract Years Left(14)

Solana	Renewable (Solar)	100%	Arizona (USA)	USD	280 MW	A-/A2/A-	2013	24

Mojave	Renewable (Solar)	100%	California (USA)	USD	280 MW	BB-/WR/BB	2014	20

Chile PV I	Renewable (Solar)	35%(8)	Chile	USD	55 MW	N/A	2016	N/A

Solaben 2 & 3	Renewable (Solar)	70%(1)	Spain	Euro	2x50 MW	A/Baa1/A-	2012	18/17

Solacor 1 & 2	Renewable (Solar)	87%(2)	Spain	Euro	2x50 MW	A/Baa1/A-	2012	17/17

PS10/PS20	Renewable (Solar)	100%	Spain	Euro	31 MW	A/Baa1/A-	2007& 2009	12/14

Helioenergy 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A/Baa1/A-	2011	17/17

Helios 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A/Baa1/A-	2012	18/18

Solnova 1, 3 & 4	Renewable (Solar)	100%	Spain	Euro	3x50 MW	A/Baa1/A-	2010	15/15/16

Solaben 1 & 6	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A/Baa1/A-	2013	19/19

Seville PV	Renewable (Solar)	80%(6)	Spain	Euro	1 MW	A/Baa1/A-	2006	16

Kaxu	Renewable (Solar)	51%(3)	South Africa	Rand	100 MW	BB-/Ba1/ BB(11)	2015	15

Palmatir	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB/Baa2/BBB-(12)	2014	14

Cadonal	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB/Baa2/BBB-(12)	2014	15

Melowind	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB/Baa2/BBB-	2015	16

Mini-Hydro	Renewable (Hydraulic)	100%	Peru	USD	4 MW	BBB+/A3/BBB+	2012	13

ACT	Efficient natural gas	100%	Mexico	USD	300 MW	BBB/ Ba2/ BB-	2013	13

Monterrey	Efficient natural gas	30%	Mexico	USD	142 MW	Not rated	2018	19

ATN (13)	Transmission line	100%	Peru	USD	379 miles	BBB+/A3/BBB+	2011	21

ATS	Transmission line	100%	Peru	USD	569 miles	BBB+/A3/BBB+	2014	24

ATN 2	Transmission line	100%	Peru	USD	81 miles	Not rated	2015	13

Quadra 1/2	Transmission line	100%	Chile	USD	49 miles/ 32 miles	Not rated	2014	15/15

Palmucho	Transmission line	100%	Chile	USD	6 miles	BBB+/Baa1/ A-	2007	18

Chile TL3	Transmission line	100%	Chile	USD	50 miles	A+/A1/A	1993	Regulated

Skikda	Water	34.2%(4)	Algeria	USD	3.5 M ft3/day	Not rated	2009	14

Honaine	Water	25.5%(5)	Algeria	USD	7 M ft3/ day	Not rated	2012	18

Tenes	Water	51%(7)	Algeria	USD	7 M ft3/ day	Not rated	2015	20

(1)          Itochu Corporation, a Japanese trading company, holds 30% of the shares in each of Solaben 2 and Solaben 3.

(2)          JGC, a Japanese engineering company, holds 13% of the shares in each of Solacor 1 and Solacor 2.

(3)          Kaxu is owned by the Company (51%), Industrial Development Corporation of South Africa (29%) and Kaxu Community Trust (20%).

(4)          Algerian Energy Company, SPA owns 49% of Skikda and Sacyr Agua, S.L. owns the remaining 16.83%.

(5)          Algerian Energy Company, SPA owns 49% of Honaine and Sacyr Agua, S.L. owns the remaining 25.5%.

(6)          Instituto para la Diversificación y Ahorro de la Energía (“Idae”), a Spanish state owned company, holds 20% of the shares in Seville PV.

(7)          Algerian Energy Company, SPA owns 49% of Tenes.

(8)           65% of the shares in Chile PV I is held by a renewable energy platform in Chile.

(9)          Certain contracts denominated in U.S. dollars are payable in local currency.

(10)        Reflects the counterparty’s credit ratings issued by Standard & Poor’s Ratings Services, or S&P, Moody’s Investors Service Inc., or Moody’s, and Fitch Ratings Ltd, or Fitch.

(11)        Refers to the credit rating of the Republic of South Africa. The offtaker is Eskom, which is a state-owned utility company in South Africa.

(12)        Refers to the credit rating of Uruguay, as UTE (Administración Nacional de Usinas y Transmisoras Eléctricas) is unrated.

(13)        Including the acquisition of ATN Expansion 1 & 2.

(14)        As of December 31, 2019.

(*)          Commercial Operation Date.

The project financing arrangement of Kaxu contains cross-default provisions related to Abengoa such that debt defaults by Abengoa, subject to certain threshold amounts and/or a restructuring process, could trigger a default under the Kaxu project financing arrangement. In March 2017, Atlantica obtained a waiver with respect to its Kaxu project financing arrangement which waived any potential cross-defaults with Abengoa up to that date, but the waiver did not cover potential future cross-default events. The restructuring process and the pre-insolvency filing by the individual company Abengoa S.A. in August 2020 represent a theoretical event of default under the Kaxu project finance agreement. Although the Company does not expect the acceleration of debt to be declared by the credit entities, Kaxu did not have contractually as of September 30, 2020 what International Accounting Standards define as an unconditional right to defer the settlement of the debt for at least twelve months after that date, as the cross-default provisions make that right not unconditional. Thus, the total debt of Kaxu, which amounts to $324 million as of September 30, 2020, has been presented as current in these consolidated financial statements in accordance with International Accounting Standards 1 (“IAS 1”), “Presentation of Financial Statements”. The Company is currently negotiating with the creditors a waiver and/or contract modifications in this regard.

Outbreak of COVID-19

The outbreak of the COVID-19 coronavirus disease (“COVID-19”) was declared a pandemic by the World Health Organization in March 2020 and continues to spread in key markets of the Company. The COVID-19 virus continues to evolve rapidly, and its ultimate impact is uncertain and subject to change. Governmental authorities have imposed or recommended measures or responsive actions, including quarantines of certain geographic areas and travel restrictions.

Main risks and uncertainties identified by the Company, which may result in a material adverse effect on its business, financial condition, results of operations and cash flows, are:

-
COVID-19 may affect the operation and maintenance employees of the Company as well as suppliers of operation and maintenance. Furthermore, COVID-19 has caused travel restrictions and significant disruptions to global supply chains. A prolonged disruption could limit the availability of certain parts required to operate the facilities of the Company and adversely impact the ability of its operation and maintenance suppliers. If the Company were to experience a shortage of or inability to acquire critical spare parts, it could incur significant delays in returning facilities to full operation.

-
Slowdown of broad sectors of the economy, a general reduction in demand, including demand for commodities and a negative impact on prices of commodities, including electricity, oil and gas. The global outbreak also caused significant disruption and volatility in the global financial markets, especially from the end of February until the end on May 2020, including the market price of the shares of the Company. Debt and equity markets have also been affected and there have been weeks with a very low number of new debt and equity issuance transactions. Interest rates for new issuances and spreads with respect to treasury yields increased significantly. Although the revenue of the Company are generally contracted or regulated, clients may be affected by a reduced demand, lower commodity prices and the turmoil in the credit markets. A reduced demand and low prices persisting over time could cause delays in collections, a deterioration in the financial situation of the clients of the Company or their bankruptcy.

Measures taken by the Company so far have focused on reinforcing safety measures in all its assets while it continues to provide a reliable service to its clients. For example, the Company has implemented the use of additional protection equipment, reinforced access control to its plants, reduced contact between employees, changed shifts, tested employees, identified and isolated potential cases together with their close contacts and taken additional measures to increase safety measures for its employees and operation and maintenance suppliers’ employees working at its assets. Furthermore, the Company has adopted additional precautionary measures intended to mitigate potential risks to its employees, including temporarily requiring all employees to work remotely when their work can be done from home, and suspending all non-essential travel. The Company has also reinforced its physical and cyber-security measures. In May 2020, the Company started to re-open certain offices at partial capacity and under strict safety measures and since then has decided to close certain offices again, based on health indicators in each region. In addition, the Company has increased the purchase of spare parts and equipment required for operations, to manage potential disruptions in the supply chain. The Company continues to monitor the situation closely in all assets and offices to take additional action if required.

COVID-19 did not have any material impact on these condensed interim financial statements.

Note 2. - Basis of preparation

The accompanying consolidated condensed interim financial statements represent the consolidated results of the Company and its subsidiaries.

The Company’s annual consolidated financial statements as of December 31, 2019, were approved by the Board of Directors on February 26, 2020.

These consolidated condensed interim financial statements are presented in accordance with International Accounting Standards (“IAS”) 34, “Interim Financial Reporting”. In accordance with IAS 34, interim financial information is prepared solely in order to update the most recent annual consolidated financial statements prepared by the Company, placing emphasis on new activities, occurrences and circumstances that have taken place during the nine-month period ended September 30, 2020, and not duplicating the information previously published in the annual consolidated financial statements for the year ended December 31, 2019. Therefore, the consolidated condensed interim financial statements do not include all the information that would be required in a complete set of consolidated financial statements prepared in accordance with the IFRS-IASB (“International Financial Reporting Standards-International Accounting Standards Board”). In view of the above, for an adequate understanding of the information, these consolidated condensed interim financial statements must be read together with Atlantica’s consolidated financial statements for the year ended December 31, 2019 included in the 2019 20-F.

In determining the information to be disclosed in the notes to the consolidated condensed interim financial statements, Atlantica, in accordance with IAS 34, has taken into account its materiality in relation to the consolidated condensed interim financial statements.

The consolidated condensed interim financial statements are presented in U.S. dollars, which is the Company’s functional and presentation currency. Amounts included in these consolidated condensed interim financial statements are all expressed in thousands of U.S. dollars, unless otherwise indicated.

These consolidated condensed interim financial statements were approved by the Board of Directors of the Company on November 4, 2020.

Application of new accounting standards

a) Standards, interpretations and amendments effective from January 1, 2020 under IFRS-IASB, applied by the Company in the preparation of these condensed interim financial statements:

-	IFRS 3 (Amendment). Definition of Business. This amendment is mandatory for annual periods beginning on or after January 1, 2020 under IFRS-IASB, earlier application is permitted.
-	IAS 1 and IAS 8 (Amendment). Definition of Material. This amendment is mandatory for annual periods beginning on or after January 1, 2020 under IFRS-IASB, earlier application is permitted.
-
IFRS 7 and IFRS 9. Amendments regarding pre-replacement issues in the context of the IBOR reform. These amendments are mandatory for annual periods beginning on or after January 1, 2020 under IFRS-IASB.

-
IFRS 16. Amendment to provide lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification. This amendment is mandatory for annual periods beginning on or after June 1, 2020 under IFRS-IASB.

-
IAS 41. Amendments resulting from Annual Improvements to IFRS Standards 2018–2020 (taxation in fair value measurements) These amendments are mandatory for annual periods beginning on or after January 1, 2020 under IFRS-IASB.

-	Amendments to References to the Conceptual Frameworks in IFRS Standards. This Standard is applicable for annual periods beginning on or after January 1, 2020 under IFRS-IASB.

The applications of these amendments have not had any material impact on these condensed interim financial statements.

b) Standards, interpretations and amendments published by the IASB that will be effective for periods beginning on or after January 1, 2021:

-	IAS 1 (Amendment). Classification of liabilities. This amendment is mandatory for annual periods beginning on or after January 1, 2023 under IFRS-IASB.
-	IAS 37. Amendments regarding the costs to include when assessing whether a contract is onerous. This amendment is mandatory for annual periods beginning on or after January 1, 2022 under IFRS-IASB.
-
IFRS 1. Amendments resulting from Annual Improvements to IFRS Standards 2018–2020 (subsidiary as a first-time adopter). This amendment is mandatory for annual periods beginning on or after January 1, 2022 under IFRS-IASB.

-	IFRS 3. Amendments updating a reference to the Conceptual Framework. This amendment is mandatory for annual periods beginning on or after January 1, 2022 under IFRS-IASB.

-	IFRS 4. Amendments regarding the expiry date of the deferral approach. The fixed expiry date for the temporary exemption in IFRS 4 from applying IFRS 9 is now 1 January 2023.
-
IFRS 4, IFRS 7, IFRS 16, IFRS 9 and IAS 39. Amendments regarding replacement issues in the context of the IBOR reform. This amendment is mandatory for annual periods beginning on or after January 1, 2021 under IFRS-IASB.

-	IFRS 9. Amendments resulting from Annual Improvements to IFRS Standards 2018–2020. This amendment is mandatory for annual periods beginning on or after January 1, 2022 under IFRS-IASB.
-
IFRS 17. Amendments to address concerns and implementation challenges that were identified after IFRS 17 was published. This amendment is mandatory for annual periods beginning on or after January 1, 2023 under IFRS-IASB.

-
IAS 16. Amendments prohibiting a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. This amendment is mandatory for annual periods beginning on or after January 1, 2022 under IFRS-IASB.

The Company does not anticipate any significant impact on the consolidated condensed financial statements derived from the application of the new standards and amendments that will be effective for annual periods beginning on or after January 1, 2021, although it is currently still in the process of evaluating such application.

Use of estimates

Some of the accounting policies applied require the application of significant judgment by management to select the appropriate assumptions to determine these estimates. These assumptions and estimates are based on the Company´s historical experience, advice from experienced consultants, forecasts and other circumstances and expectations as of the close of the financial period. The assessment is considered in relation to the global economic situation of the industries and regions where the Company operates, taking into account future development of our businesses. By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, actual results could materially differ from the estimates and assumptions used. In such cases, the carrying values of assets and liabilities are adjusted.

The most critical accounting policies, which reflect significant management estimates and judgment to determine amounts in these consolidated condensed interim financial statements, are as follows:

•	Contracted concessional agreements.

•	Impairment of contracted concessional assets.

•	Assessment of control.

•	Derivative financial instruments and fair value estimates.

•	Income taxes and recoverable amount of deferred tax assets.

Although these estimates and assumptions are being made using all available facts and circumstances, it is possible that future events may require management to amend such estimates and assumptions in future periods. Changes in accounting estimates are recognized prospectively, in accordance with IAS 8, in the consolidated income statement of the period in which the change occurs.

The Company decided to reduce the useful life of the CSP plants in Spain from 35 years to 25 years after COD with effective date September 1st, 2020 (Note 6).

Note 3. - Financial risk management

Atlantica’s activities are exposed to various financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. Risk is managed by the Company’s Risk, Finance and Compliance Departments, which are responsible for identifying and evaluating financial risks, quantifying them by project, region and company, in accordance with mandatory internal management rules. Written internal policies exist for global risk management, as well as for specific areas of risk. In addition, there are official written management regulations regarding key controls and control procedures for each company and the implementation of these controls is monitored through internal audit procedures.

These consolidated condensed interim financial statements do not include all financial risk management information and disclosures required for annual financial statements and should be read together with the information included in Note 3 to Atlantica’s annual consolidated financial statements as of December 31, 2019 included in the 2019 20-F.

Note 4. - Financial information by segment

Atlantica’s segment structure reflects how management currently makes financial decisions and allocates resources. Its operating segments are based on the following geographies where the contracted concessional assets are located:

•	North America

•	South America

•	EMEA

Based on the type of business, as of September 30, 2020, the Company had the following business sectors:

•	Renewable energy

•	Efficient natural gas

•	Electric transmission lines

•	Water

Atlantica’s Chief Operating Decision Maker (CODM) assesses the performance and assignment of resources according to the identified operating segments. The CODM considers the revenue as a measure of the business activity and the Adjusted EBITDA as a measure of the performance of each segment. Adjusted EBITDA is calculated as profit/(loss) for the period attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interests from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in these consolidated condensed interim financial statements.

In order to assess performance of the business, the CODM receives reports of each reportable segment using revenue and Adjusted EBITDA. Net interest expense evolution is assessed on a consolidated basis. Financial expense and amortization are not taken into consideration by the CODM for the allocation of resources.

In the nine-month periods ended September 30, 2020 and September 30, 2019, Atlantica had four customers with revenue representing more than 10% of the total revenue, three in the renewable energy and one in the efficient natural gas business sectors.

a)         The following tables show Revenue and Adjusted EBITDA by operating segments and business sectors for the nine-month periods ended September 30, 2020 and 2019:

	Revenue		Adjusted EBITDA
	For the nine-month period ended September 30,		For the nine-month period ended September 30,
	($ in thousands)
Geography	2020	2019	2020	2019
North America	267,688	273,913	233,201	254,492
South America	112,019	105,760	89,749	87,757
EMEA	389,027	418,490	286,622	308,755
Total	768,734	798,163	609,572	651,004

	Revenue		Adjusted EBITDA
	For the nine-month period ended September 30,		For the nine-month period ended September 30,
	($ in thousands)
Business sector	2020	2019	2020	2019
Renewable energy	579,230	609,828	456,420	493,311
Efficient natural gas	80,118	92,891	72,412	81,668
Electric transmission lines	79,229	77,024	64,039	65,133
Water	30,157	18,420	16,701	10,892
Total	768,734	798,163	609,572	651,004

The reconciliation of segment Adjusted EBITDA with the profit/(loss) attributable to the Company is as follows:

	For the nine-month period ended September 30, ($ in thousands)
	2020	2019
Profit/(Loss) attributable to the Company	$61,209	60,832
(Loss)/Profit attributable to non-controlling interests	(3,042)	7,548
Income tax	25,079	46,979
Share of (profits)/losses of associates	2,248	(3,881)
Financial expense, net	221,911	304,637
Depreciation, amortization, and impairment charges	302,166	234,889
Total segment Adjusted EBITDA	$609,572	651,004

b)          The assets and liabilities by operating segments (and business sector) as of September 30, 2020 and December 31, 2019 are as follows:

Assets and liabilities by geography as of September 30, 2020:

	North America	South America	EMEA	Balance as of September 30, 2020
	($ in thousands)
Assets allocated
Contracted concessional assets	3,112,095	1,223,888	3,744,662	8,080,645
Investments carried under the equity method	79,959	-	39,787	116,746
Current financial investments	125,821	27,637	41,202	194,660
Cash and cash equivalents (project companies)	230,616	85,003	286,362	601,980
Subtotal allocated	3,545,491	1,336,528	4,112,013	8,994,031
Unallocated assets
Other non-current assets				214,843
Other current assets (including cash and cash equivalents at holding company level)				622,239
Subtotal unallocated				837,082
Total assets				9,831,113

	North America	South America	EMEA	Balance as of September 30, 2020
	($ in thousands)
Liabilities allocated
Long-term and short-term project debt	1,669,969	919,248	2,691,957	5,281,174
Grants and other liabilities	1,088,322	11,404	129,504	1,229,230
Subtotal allocated	2,758,291	930,652	2,821,461	6,510,404
Unallocated liabilities
Long-term and short-term corporate debt				959,681
Other non-current liabilities				601,113
Other current liabilities				117,868
Subtotal unallocated				1,678,662
Total liabilities				8,189,066
Equity unallocated				1,642,047
Total liabilities and equity unallocated				3,320,709
Total liabilities and equity				9,831,113

Assets and liabilities by geography as of December 31, 2019:

	North America	South America	EMEA	Balance as of December 31, 2019
	($ in thousands)
Assets allocated
Contracted concessional assets	3,299,198	1,186,552	3,675,379	8,161,129
Investments carried under the equity method	90,847	-	49,078	139,925
Current financial investments	159,267	29,190	20,673	209,131
Cash and cash equivalents (project companies)	181,458	80,909	234,097	496,464
Subtotal allocated	3,730,771	1,296,652	3,979,227	9,006,649
Unallocated assets
Other non-current assets				239,553
Other current assets (including cash and cash equivalents at holding company level)				413,613
Subtotal unallocated				653,166
Total assets				9,659,815

	North America	South America	EMEA	Balance as of December 31, 2019
	($ in thousands)
Liabilities allocated
Long-term and short-term project debt	1,676,251	884,835	2,291,262	4,852,348
Grants and other liabilities	1,490,679	12,864	138,209	1,641,752
Subtotal allocated	3,166,930	897,699	2,429,471	6,494,100
Unallocated liabilities
Long-term and short-term corporate debt				723,791
Other non-current liabilities				564,855
Other current liabilities				162,213
Subtotal unallocated				1,450,859
Total liabilities				7,944,959
Equity unallocated				1,714,856
Total liabilities and equity unallocated				3,165,715
Total liabilities and equity				9,659,815

Assets and liabilities by business sector as of September 30, 2020:

	Renewable energy	Efficient natural gas	Electric transmission lines	Water	Balance as of September 30, 2020
	($ in thousands)
Assets allocated
Contracted concessional assets	6,538,840	514,998	848,749	178,058	8,080,645
Investments carried under the equity method	63,302	16,379	-	37,065	116,746
Current financial investments	2,068	123,836	27,619	41,138	194,660
Cash and cash equivalents (project companies)	489,896	30,072	63,241	18,771	601,980
Subtotal allocated	7,094,106	685,285	939,609	275,032	8,994,031
Unallocated assets
Other non-current assets					214,843
Other current assets (including cash and cash equivalents at holding company level)					622,239
Subtotal unallocated					837,082
Total assets					9,831,113

	Renewable energy	Efficient natural gas	Electric transmission lines	Water	Balance as of September 30, 2020
	($ in thousands)
Liabilities allocated
Long-term and short-term project debt	4,007,975	510,587	642,519	120,093	5,281,174
Grants and other liabilities	1,221,684	82	6,108	1,356	1,229,230
Subtotal allocated	5,229,659	510,669	648,627	121,449	6,510,404
Unallocated liabilities
Long-term and short-term corporate debt					959,681
Other non-current liabilities					601,113
Other current liabilities					117,868
Subtotal unallocated					1,678,662
Total liabilities					8,189,066
Equity unallocated					1,642,047
Total liabilities and equity unallocated					3,320,709
Total liabilities and equity					9,831,113

Assets and liabilities by business sector as of December 31, 2019:

	Renewable energy	Efficient natural gas	Electric transmission lines	Water	Balance as of December 31, 2019
	($ in thousands)
Assets allocated
Contracted concessional assets	6,644,024	559,069	872,757	85,280	8,161,129
Investments carried under the equity method	77,549	17,154	-	45,222	139,925
Current financial investments	13,798	148,723	28,237	18,373	209,131
Cash and cash equivalents (project companies)	421,198	11,850	53,868	9,548	496,464
Subtotal allocated	7,156,568	736,796	954,862	158,423	9,006,649
Unallocated assets
Other non-current assets					239,553
Other current assets (including cash and cash equivalents at holding company level)					413,613
Subtotal unallocated					653,166
Total assets					9,659,815

	Renewable energy	Efficient natural gas	Electric transmission lines	Water	Balance as of December 31, 2019
	($ in thousands)
Liabilities allocated
Long-term and short-term project debt	3,658,507	529,350	640,160	24,331	4,852,348
Grants and other liabilities	1,634,361	146	6,517	728	1,641,752
Subtotal allocated	5,292,868	529,495	646,677	25,059	6,494,100
Unallocated liabilities
Long-term and short-term corporate debt					723,791
Other non-current liabilities					564,855
Other current liabilities					162,213
Subtotal unallocated					1,450,859
Total liabilities					7,944,959
Equity unallocated					1,714,856
Total liabilities and equity unallocated					3,165,715
Total liabilities and equity					9,659,815

c)          The amount of depreciation, amortization and impairment charges recognized for the nine-month periods ended September 30, 2020 and 2019 are as follows:

	For the nine-month period ended September 30,
Depreciation, amortization and impairment by geography	2020	2019
	($ in thousands)
North America	(162,803)	(88,647)
South America	(26,624)	(35,553)
EMEA	(112,739)	(110,689)
Total	(302,166)	(234,889)

	For the nine-month period ended September 30,
Depreciation, amortization and impairment by business sectors	2020	2019
	($ in thousands)
Renewable energy	(253,617)	(215,941)
Efficient natural gas	(23,616)	784
Electric transmission lines	(24,236)	(20,093)
Water	(697)	361
Total	(302,166)	(234,889)

Note 5. – Business combinations

For the nine-month period ended September 30, 2020

On April 3, 2020, the Company completed the investment in a 35% stake in a renewable energy platform in Chile for approximately $4 million. The first investment made by the platform has been in a 55 MW solar PV plant, Chile PV I, located in Chile. Atlantica has control over Chile PV I under IFRS 10, Consolidated Financial Statements. The acquisition of Chile PV I has been accounted for in these consolidated condensed interim financial statements in accordance with IFRS 3, Business Combinations, showing 65% of Non-Controlling interest.

On May 31, 2020, the Company obtained control over the Board of Directors of Befesa Agua Tenes which owns a 51% stake in Tenes, a water desalination plant in Algeria. On May 31, 2020, the Company also acquired a series of decision rights at the Tenes level. The total investment, in the form of a secured loan agreement to be reimbursed through a full cash-sweep of all the dividends to be received from the asset, amounted to approximately $19 million as of May 31, 2020. The acquisition has been accounted for in the consolidated financial statements of Atlantica, in accordance with IFRS 3, Business Combinations.

Impact of business combinations in the consolidated financial statements

The amount of assets and liabilities consolidated at the effective acquisition date is shown in the following table:

Asset Acquisition for the nine-month period ended September 30, 2020
Concessional assets	162,489
Other non-current assets	931
Cash & cash equivalents	17,646
Other current assets	29,445
Non-current Project debt	(150,087)
Current Project debt	(8,357)
Other current and non-current liabilities	(4,378)
Non-controlling interests	(25,079)
Asset acquisition - purchase price	(22,610)
Net result of the asset acquisition	-

The purchase price equals the fair value of the net assets acquired.

The amounts indicated above may be adjusted during the measurement period to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized as of September 30, 2020. The measurement period will not exceed one year from the acquisition dates.

The amount of revenue contributed by the acquisitions performed during the nine-month period ended September 30, 2020 to the consolidated financial statements of the Company as of September 30, 2020 is $13.3 million, and the amount of profit after tax is $1.7 million. Had the acquisitions been consolidated from January 1, 2020, the consolidated statement of comprehensive income would have included additional revenue of $16.3 million and additional profit after tax of $2.3 million.

For the year ended December 31, 2019

On August 2, 2019, the Company closed the acquisition of a 100% stake in ASI Operations LLC (“ASI Ops”), the company that performs the operation and maintenance services for the Solana and Mojave plants. The total equity investment amounted to $6 million. The acquisition has been accounted for in the consolidated financial statements of Atlantica, in accordance with IFRS 3, Business Combinations.

On October 22, 2019, the Company closed the acquisition of ATN Expansion 2 from Enel Green Power Perú, for a total equity investment of $20 million, controlling the asset from this date. Transfer of the concession agreement is pending authorization from the Ministry of Energy in Peru. If this authorization were not to be obtained before December 2020, the transaction would be reversed with no penalties to Atlantica. Enel Green Power Perú issued a bank guarantee to address this potential repayment obligation to Atlantica. The purchase has been accounted for in the consolidated accounts of Atlantica, in accordance with IFRS 3, Business Combinations.

Impact of business combinations in the consolidated financial statements

The amount of assets and liabilities consolidated at the effective acquisition date is shown in the following table:

Asset Acquisition for the year ended December 31, 2019
Concessional assets	28,738
Current assets	1,503
Deferred tax liabilities	(2,539)
Other current and non-current liabilities	(1,512)
Asset acquisition - purchase price	(26,190)
Net result of the asset acquisition	-

The purchase price equals the fair value of the net assets acquired.

Note 6. - Contracted concessional assets

The detail of contracted concessional assets included in the heading ‘Contracted concessional assets’ as of September 30, 2020 and December 31, 2019 is as follows:

	Balance as of September 30, 2020	Balance as of December 31, 2019
	($ in thousands)
Contracted concessional assets cost	10,576,508	10,384,597
Amortization and impairment	(2,495,863)	(2,223,468)
Total	8,080,645	8,161,129

Contracted concessional assets include fixed assets related to service concession arrangements recorded in accordance with IFRIC 12, except for Palmucho, which is recorded in accordance with IFRS 16, and PS10, PS20, Seville PV, Mini-Hydro, Chile TL3 and Chile PV I, which are recorded as property plant and equipment in accordance with IAS 16. Concessional assets recorded in accordance with IFRIC 12 are either intangible or financial assets. As of September 30, 2020, contracted concessional financial assets amount to $863.8 million ($819.1 million as of December 31, 2019).

The increase in the contracted concessional assets cost is due to business combination of Tenes and Chile PV I for a total amount of $162 million (Note 5) and to the higher value of the Euro denominated assets since the exchange rate of the Euro significantly increased against the U.S. dollar since December 31, 2019, partially offset by a lower value of Kaxu asset since the exchange rate of the South African rand significantly decreased against the U.S. dollar since December 31, 2019.

Solana storage system partial write-off

The availability in the storage system of Solana has been lower than expected during the nine-month period ended September 30, 2020 due to certain leaks identified in the storage system in the first quarter. The Company has a preliminary plan to replace some elements of the storage system, which have been written off in these consolidated condensed interim financial statements through profit and loss in the line “Depreciation, amortization, and impairment charges” for an estimated net book value of approximately $48 million. The exact scope and timing of the improvements and repairs are currently under review and still need to be finalized.

Solana triggering event of impairment

The Company identified during the third quarter of 2020 a triggering event of impairment for Solana as a result of the underperformance of the plant in terms of production. The Company therefore performed an impairment test as of September 30, 2020, which resulted in the recoverable amount (value in use) exceeding the carrying amount of the asset by 10%. To determine the value in use of the asset, a specific discount rate has been used in each year considering changes in the debt/equity leverage ratio over the useful life of this project, resulting in the use of a range of discount rates between 3.8% and 4.3%.

An adverse change in the key assumptions which are individually used for the valuation would not lead to future impairment recognition; neither in case of a 5% decrease in generation over the entire remaining useful life (PPA) of the project nor in case of an increase of 50 basis points in the discount rate.

Change in the useful life of the solar plants in Spain

Further to the recent developments in the Energy and Climate Policy Framework adopted by Spain in 2020, the Company concluded that the expected deep transformation of the electricity sector in Spain would probably significantly reduce the market price at which the electricity is sold in the mid- to long-term. In particular, the Company believes this may impact the price captured by the Company’s solar plants in Spain after the end of the regulation in place (2035 to 2038 onwards). As a result, the price captured by the plants after 2035 to 2038 (the end of the 25 years regulatory period) would likely not be sufficient to cover operating costs. In this case, the plants would stop operating and be dismantled at that point in time.

The Company believes that it is possible that long-term price evolution and technology changes could result in scenarios where the plants may continue to operate after the end of the regulatory period. Nevertheless, given the information currently available, the Company decided to reduce the useful life of the CSP plants in Spain from 35 years to 25 years after COD. This change of estimate of the useful life, effective September 1st, 2020, is accounted for as a change in accounting estimate in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.

The main impacts recorded in these consolidated condensed interim financial statements are:

-
an increased amortization charge from September 1st, 2020, considering the reduction in the residual useful life of the plants. The impact is approximately $5 million as of September 30, 2020, recorded within the line “Depreciation, amortization and impairment charges” in the profit and loss statement.

-
an increase in the discounted value of the dismantling provision, as the dismantling of the plants would occur earlier. The provision increased by approximately $12 million as of September 30, 2020 (Note 16).

In addition, reducing the useful life of the solar plants in Spain is a triggering event of impairment, given that the recoverable amount of the asset is negatively impacted if the plants stop operating in year 25 after COD.

The Company therefore performed an impairment test as of September 30, 2020, which resulted in the recoverable amount (value in use) exceeding the carrying amount of the assets by 6%. To determine the value in use of the assets, a specific discount rate has been used in each year considering changes in the debt/equity leverage ratio over the useful life of these projects, resulting in the use of a range of discount rates between 3.3% and 3.8%.

An adverse change in the key assumptions which are individually used for the valuation would not lead to future impairment recognition; neither in case of a 5% decrease in generation over the entire remaining useful life of the projects nor in case of an increase of 50 basis points in the discount rate.

Palmatir and Cadonal impairment reversals

As part of the triggering event analysis performed for Palmatir and Cadonal assets during the third quarter of 2020, the Company identified factors, such as a reduced discount rate, increasing their recoverable amount (value in use). The Company therefore performed an impairment test as of September 30, 2020, which resulted in the reversal of impairments previously recorded during the year 2016 for an amount of $15.6 million and $3.1 million in Cadonal and Palmatir, respectively, recorded within the line “Depreciation, amortization and impairment charges” of the profit and loss statement.

Other matters

Abengoa maintains a number of obligations under O&M and other contracts, as well as indemnities covering certain potential risks. Additionally, Abengoa represented in the past that Atlantica would not be a guarantor of any obligation of Abengoa with respect to third parties and agreed to indemnify the Company for any penalty claimed by third parties resulting from any breach in such representations. The Company has contingent assets, which have not been recognized as of September 30, 2020, related to the obligations of Abengoa referred above, which results and amounts will depend on the occurrence of uncertain future events.

No losses from impairment of contracted concessional assets, excluding any change in the provision for expected credit losses under IFRS 9, Financial instruments, were recorded during the nine-month periods ended September 30, 2020 and 2019. The impairment provision based on the expected credit losses on contracted concessional financial assets increased by $29 million in the nine-month period ended September 30, 2020 (reversal of $3 million in the nine-month period ended September 30, 2019), primarily in ACT.

Note 7. - Investments carried under the equity method

The table below shows the breakdown of the investments held in associates as of September 30, 2020 and December 31, 2019:

	Balance as of September 30, 2020	Balance as of December 31, 2019
	($ in thousands)
Evacuación Valdecaballeros, S.L.	947	2,348
Myah Bahr Honaine, S.P.A.(*)	37,064	45,222
Pectonex, R.F. Proprietary Limited	1,547	1,391
ABY Infraestructuras, S.L.	21	11
Ca Ku A1, S.A.P.I. de CV (PTS)	-	-
Evacuación Villanueva del Rey, S.L	-	-
Windlectric Inc (**)	60,614	73,693
Pemcorp SAPI de CV (***)	16,379	17,179
Other renewable energy joint ventures (****)	174	81
Total	116,746	139,925

(*) Myah Bahr Honaine, S.P.A., the project entity, is 51% owned by Geida Tlemcen, S.L. which is accounted for using the equity method in these consolidated condensed interim financial statements. Geida Tlemcen, S.L. is 50% owned by Atlantica.

(**) Windlectric Inc., the project entity, is owned 100% by Amherst Island Partnership which is accounted for under the equity method.

(***) Pemcorp SAPI de CV, Monterrey´s project entity, is 100% owned by Arroyo Netherlands II B.V. - which is accounted for under the equity method in these consolidated condensed interim financial statements. Arroyo Netherlands II B.V. is 30% owned by Atlantica.

(****) Other renewable energy joint ventures correspond to investments made in the following entities located in Colombia: AC Renovables Sol 1 SAS Esp, PA Renovables Sol 1 SAS Esp, SJ Renovables Sun 1 SAS Esp and SJ Renovables Wind 1 SAS Esp.

Decrease in investments carried under the equity method as of September 30, 2020, is primarily due to distributions received from Honaine and Windlectric and to a decrease in the exchange rate of the Algerian dinar and Canadian dollar against the U.S. dollar since December 31, 2019.

On May 24, 2019, Atlantica and Algonquin formed AYES Canada, a vehicle to channel co-investment opportunities in which Atlantica holds the majority of voting rights. The first investment was in Amherst Island, a 75 MW wind plant in Canada owned by the project company Windlectric. Atlantica invested $4.9 million and Algonquin invested $92.3 million, both through AYES Canada, which in turn invested those funds in AIP, the holding company of Windlectric. Atlantica accounts for the investment in AIP and ultimately Windlectric under the equity method as per IAS 28, Investments in Associates and Joint Ventures. Since Atlantica has control over AYES Canada under IFRS 10 Consolidated Financial Statements, its consolidated financial statements initially showed a total investment in the Amherst Island project of $97.2 million, accounted for as “Investments carried under the equity method” and Algonquin’s portion of that investment of $92.3 million as “Non-controlling interest”.

On August 2, 2019, the Company closed the acquisition of a 30% stake in Monterrey, a 142 MW gas-fired engine facility with batteries. The total investment amounted to $42 million, out of which $17 million is an equity investment, and the rest is a shareholder loan classified as financial investments in these consolidated condensed interim financial statements. The acquisition has been accounted for in the consolidated accounts of Atlantica, in accordance with IAS 28, Investments in Associates.

Note 8. - Financial investments

The detail of Non-current and Current financial investments as of September 30, 2020 and December 31, 2019 is as follows:

	Balance as of September 30, 2020	Balance as of December 31, 2019
	($ in thousands)
Fair Value through OCI (Investment in Ten West link)	12,896	9,874
Fair Value through Profit and Loss (Investment in Rioglass)	2,617	7,000
Derivative assets (Note 9)	1,493	3,182
Other receivable accounts at amortized cost	49,869	71,531
Total non-current financial investments	66,875	91,587
Contracted concessional financial assets	175,042	160,624
Derivative assets (Note 9)	888	2,048
Other receivable accounts at amortized cost	19,619	55,905
Total current financial investments	195,549	218,577

Investment in Ten West Link is a 12.5% interest in a 114-mile transmission line in the U.S.

Investment in Rioglass corresponds to a 15.12% equity interest in Rioglass, a multinational solar power and renewable energy technology manufacturer.

Note 9. - Derivative financial instruments

The breakdowns of the fair value amount of the derivative financial instruments as of September 30, 2020 and December 31, 2019 are as follows:

	Balance as of September 30, 2020		Balance as of December 31, 2019
($ in thousands)	Assets	Liabilities	Assets	Liabilities
Interest rate cash flow hedges	1,270	313,416	1,619	298,744
Foreign exchange derivative instruments	1,111	-	3,610	-
Notes conversion option (Note 14)	-	8,714	-	-
Total	2,381	322,130	5,230	298,744

The derivatives are primarily interest rate cash flow hedges. All are classified as non-current assets or non-current liabilities, as they hedge long-term financing agreements.

Additionally, the Company owns the following derivatives instruments:

-
currency options with leading international financial institutions, which guarantee minimum Euro-U.S. dollar exchange rates. The strategy of the Company is to hedge the exchange rate for the distributions from its Spanish assets after deducting euro-denominated interest payments and euro-denominated general and administrative expenses. Through currency options, the strategy of the Company is to hedge 100% of its euro-denominated net exposure for the next 12 months and 75% of its euro denominated net exposure for the following 12 months, on a rolling basis. Hedge accounting is not applied to these options;

-	the conversion option of notes issued in July 2020 (Note 14), which fair value is liability of $9 million as of September 30, 2020.

The net amount of the fair value of interest rate derivatives designated as cash flow hedges transferred to the consolidated condensed income statement is a loss of $43.8 million for the nine-month period ended September 30, 2020 (loss of $41.1 million for the nine-month period ended September 30, 2019).

The after-tax results accumulated in equity in connection with derivatives designated as cash flow hedges as of September 30, 2020 and December 31, 2019 amount to a profit of $81.5 million and $73.8 million, respectively (included under the caption “Other reserves”).

Note 10. - Fair value of financial instruments

Financial instruments measured at fair value are presented in accordance with the following level classification based on the nature of the inputs used for the calculation of fair value:

•          Level 1: Inputs are quoted prices in active markets for identical assets or liabilities.

•          Level 2: Fair value is measured based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•          Level 3: Fair value is measured based on unobservable inputs for the asset or liability.

As of September 30, 2020, and December 31, 2019, all the financial instruments measured at fair value correspond to derivatives and have been classified as Level 2, except for the investments held in Ten West Link and Rioglass, which have been classified as Level 3.

Note 11. - Related parties

Details of balances with related parties as of September 30, 2020 and December 31, 2019 are as follows:

	Balance as of September 30,	Balance as of December 31,
	2020	2019
	($ in thousands)
Credit receivables (current)	22,942	13,350
Total current receivables with related parties	22,942	13,350

Credit receivables (non-current)	6,264	21,355
Total non-current receivables with related parties	6,264	21,355

Credit payables (current)	14,238	23,979
Total current payables with related parties	14,238	23,979

Credit payables (non-current)	6,499	17,115
Total non-current payables with related parties	6,499	17,115

Current credit receivables as of September 30, 2020 mainly correspond to the short-term portion of the loan to Arroyo Netherland II B.V., the holding company of Pemcorp SAPI de CV., Monterrey´s project entity (Note 7) for $17.9 million ($4.0 million as of December 31, 2019) and to a dividend to be collected from AIP for $2.0 million as of September 30, 2020 ($5.5 million as of December 31, 2019).

Non-current credit receivables as of September 30, 2020 and December 31, 2019 correspond to the long-term portion of the loan to Arroyo Netherland II B.V.

Credit payables relate to debts with non-controlling interests partners in Kaxu, Solaben 2&3 and Solacor 1&2 for an amount of $18.7 million as of September 30, 2020 ($35.6 million as of December 31, 2019). Current credit payables also include the dividend to be paid from AYES Canada to Algonquin for $1.9 million as of September 30, 2020 ($5.4 million as of December 31, 2019).

The transactions carried out by entities included in these consolidated condensed interim financial statements with related parties not included in the consolidation perimeter of Atlantica, for the nine-month periods ended September 30, 2020 and 2019 have been as follows:

	For the nine-month period ended September,
	2020	2019
	($ in thousands)
Financial income	1,493	391
Financial expenses	(119)	(150)

Note 12. - Trade and other receivables

Trade and other receivables as of September 30, 2020 and December 31, 2019, consist of the following:

	Balance as of September 30,	Balance as of December 31,
	2020	2019
	($ in thousands)
Trade receivables	322,231	242,008
Tax receivables	50,190	50,901
Prepayments	25,977	5,150
Other accounts receivable	12,867	19,508
Total	411,265	317,568

Increase in trade receivables primarily relates to seasonality of sales in some of the assets.

Increase in prepayments is primarily due to the timing of payment of insurances.

As of September 30, 2020, and December 31, 2019, the fair value of trade and other receivables accounts does not differ significantly from its carrying value.

Note 13. - Equity

As of September 30, 2020, the share capital of the Company amounts to $10,160,166 represented by 101,601,662 ordinary shares completely subscribed and disbursed with a nominal value of $0.10 each, all in the same class and series. Each share grants one voting right.

Algonquin completed in 2018 the acquisition from Abengoa of its entire stake in Atlantica, 41.47% of the total shares of the Company, becoming the largest shareholder of the Company. On May 22, 2019, the Company issued an additional 1,384,402 ordinary shares, which were fully subscribed by Algonquin for a total amount of $30,000,000, increasing the stake of Algonquin to 42.27%. Additionally, Algonquin purchased 2,000,000 ordinary shares on May 31, 2019, increasing its stake in Atlantica to 44.2%.

Atlantica´s reserves as of September 30, 2020 are made up of share premium account and distributable reserves.

Accumulated deficit primarily include results attributable to Atlantica.

Non-controlling interests fully relate to interests held by JGC in Solacor 1 and Solacor 2, by Idae in Seville PV, by Itochu Corporation in Solaben 2 and Solaben 3, by Algerian Energy Company, SPA and Sacyr Agua S.L. in Skikda , by Industrial Development Corporation of South Africa (IDC) and Kaxu Community Trust in Kaxu, by Algonquin Power Co. in AYES Canada, by Algerian Energy Company, SPA in Tenes and by our partners in the Chilean renewable energy platform in Chile PV I.

On February 26, 2020, the Board of Directors declared a dividend of $0.41 per share corresponding to the fourth quarter of 2019. The dividend was paid on March 23, 2020 for a total amount of $41.7 million.

On May 6, 2020, the Board of Directors declared a dividend of $0.41 per share corresponding to the first quarter of 2020. The dividend was paid on June 15, 2020 for a total amount of $41.7 million.

On July 31, 2020, the Board of Directors declared a dividend of $0.42 per share corresponding to the second quarter of 2020. The dividend was paid on September 15, 2020 for a total amount of $42.7 million.

As of September 30, 2020, there was no treasury stock and there have been no transactions with treasury stock during the nine-month period then ended.

Note 14. - Corporate debt

The breakdown of the corporate debt as of September 30, 2020 and December 31, 2019 is as follows:

	Balance as of September 30,	Balance as of December 31,
	2020	2019
	($ in thousands)
Non-current	935,665	695,085
Current	24,016	28,706
Total Corporate Debt	959,681	723,791

On February 10, 2017, the Company issued Senior Notes due 2022, 2023, 2024 (the “Note Issuance Facility 2017”), in an aggregate principal amount of €275,000 thousand. The Note Issuance Facility 2017 were fully repaid on April 2, 2020.

On July 20, 2017, the Company signed a credit facility (the “2017 Credit Facility”) for up to €10 million, approximately $11.7 million, which is available in euros or U.S. dollars. Amounts drawn down accrue interest at a rate per year equal to EURIBOR plus 2% or LIBOR plus 2%, depending on the currency. As of September 30, 2020, the Company had drawn down an amount of €9 million (€9 million as of December 31, 2019). The credit facility maturity is December 13, 2021.

On May 10, 2018, the Company entered into a $215 million revolving credit facility (the “New Revolving Credit Facility”) with Royal Bank of Canada, as administrative agent and Royal Bank of Canada and Canadian Imperial Bank of Commerce, as issuers of letters of credit. Amounts drawn down accrue interest at a rate per year equal to (A) for Eurodollar rate loans, LIBOR plus a percentage determined by reference to the leverage ratio of the Company, ranging between 1.60% and 2.25% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus ½ of 1.00%, (ii) the U.S. prime rate and (iii) LIBOR plus 1.00%, in any case, plus a percentage determined by reference to the leverage ratio of the Company, ranging between 0.60% and 1.00%. Letters of credit may be issued using up to $70 million of the Revolving Credit Facility. During the year 2019, the amount of the Revolving Credit Facility increased from $215 million to $425 million and the maturity was extended to December 31, 2022. On September 30, 2020, the total amount of the Revolving Credit Facility is available. On December 31, 2019 the Company had drawn down $84 million which were repaid in the third quarter of 2020.

On April 30, 2019, the Company entered into a senior unsecured note facility with a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of €268 million (the “Note Issuance Facility 2019”). The principal amount was issued on May 24, 2019. The Note Issuance Facility 2019 includes an upfront fee of 2% paid on drawdown and its maturity date is April 30, 2025. Interest accrue at a rate per annum equal to the sum of 3-month EURIBOR plus 4.50%. The interest rate on the Note Issuance Facility 2019 is fully hedged by an interest rate swap with effective date June 28, 2019 and maturity date June 30, 2022, resulting in the Company paying a net fixed interest rate of 4.24%. The Note Issuance Facility 2019 provides that the Company may capitalize interest on the notes issued thereunder for a period of up to two years from closing at the Company´s discretion, subject to certain conditions.

On October 8, 2019, the Company filed a euro commercial paper program (the “Commercial Paper”) with the Alternative Fixed Income Market (MARF) in Spain. The program had an original maturity of twelve months and was extended for another twelve-month period on October 8, 2020. The program allows Atlantica to issue short term notes over the next twelve months for up to €50 million, with such notes having a tenor of up to two years. As of September 30, 2020, the Company had €19.5 million issued and outstanding under the program at an average cost of 0.83% (€25 million as of December 31, 2019).

On April 1, 2020, the Company closed the secured 2020 Green Private Placement for €290 million (approximately $340 million). The private placement accrues interest at an annual 1.96% interest, payable quarterly and has a June 2026 maturity. Net proceeds were primarily used to fully repay the Note Issuance Facility 2017.

On July 8, 2020, the Company entered into a senior unsecured financing (the “Note Issuance Facility 2020”) with Lucid Agency Services Limited, as agent, and a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of approximately $164 million which is denominated in euros (€140 million). The Note Issuance Facility 2020 was issued on August 12, 2020, accrues interest at an annual 5.25% interest, payable quarterly and has a maturity of seven years from the closing date.

On July 17, 2020, the Company issued $100 million aggregate principal amount of 4.00% convertible bonds (the “Green Exchangeable Notes”) due 2025. On July 29, 2020, the Company closed an additional $15 million aggregate principal amount of the Green Exchangeable Notes. The notes mature on July 15, 2025 and bear interest at a rate of 4.00% per annum. The initial exchange rate of the notes is 29.1070 ordinary shares per $1,000 principal amount of notes, which is equivalent to an initial exchange price of $34.36 per ordinary share. Noteholders may exchange their notes at their option at any time prior to the close of business on the scheduled trading day immediately preceding April 15, 2025, only during certain periods and upon satisfaction of certain conditions. On or after April 15, 2025, noteholders may exchange their notes at any time. Upon exchange, the notes may be settled, at the election of the Company, into ordinary shares of Atlantica, cash or a combination thereof. The exchange rate is subject to adjustment upon the occurrence of certain events.

As per IAS 32, “Financial Instruments: Presentation”, the conversion option of the Green Exchangeable Notes is an embedded derivative classified within the line “Derivative liabilities” of these consolidated condensed interim financial statements (Note 9). It was initially valued at transaction date for $10 million, and prospective changes to its fair value are accounted for through the profit and loss statement. The principal element of the Green Exchangeable Notes, classified within the line “Corporate debt” of these consolidated condensed interim financial statements, is initially valued as the difference between the consideration received from the holders of the instrument and the value of the embedded derivative, and thereafter, at amortized cost using the effective interest method as per IFRS 9, “Financial Instruments”.

The repayment schedule for the corporate debt as of September 30, 2020 is as follows:

	Remainder of 2020	Between January and September 2021	Between October and December 2021	2022	2023	2024	Subsequent years	Total
			($ in thousands)
2017 Credit Facility	5	-	10,705	-	-	-	-	10,710
Note Issuance Facility 2019	-	-	-	-	-	-	326,384	326,384
Commercial Paper	18,745	4,080	-	-	-	-	-	22,825
2020 Green Private Placement	241	-	-	-	-	-	336,521	336,762
Note Issuance Facility 2020	-	-	-	-	-	-	159,933	159,933
Green Exchangeable Notes	945	-	-	-	-	-	102,122	103,067
Total	19,936	4,080	10,705	-	-	-	924,960	959,681

The repayment schedule for the corporate debt as of December 31, 2019 was as follows:

	2020	2021	2022	2023	2024	Subsequent years	Total
New Revolving Credit Facility	701	-	81,164	-	-	-	81,865
Note Issuance Facility 2017	84	-	101,317	100,513	100,413	-	302,327
2017 Credit Facility	4	10,085	-	-	-	-	10,089
Notes Issuance Facility 2019	-	7,938	-	-	-	293,655	301,593
Commercial Paper	27,917	-	-	-	-	-	27,917
Total	28,706	18,023	182,481	100,513	100,413	293,655	723,791

Note 15. - Project debt

The main purpose of the Company is the long-term ownership and management of contracted concessional assets.

Project debt is generally used to finance contracted assets, exclusively using as guarantee the assets and cash flows of the company or group of companies carrying out the activities financed. In most of the cases, the assets and/or contracts are set up as guarantee to ensure the repayment of the related financing. Compared with corporate debt, project debt has certain key advantages, including a greater leverage and a clearly defined risk profile.

This note shows the project debt linked to the contracted concessional assets included in Note 6 of these consolidated condensed interim financial statements.

The cash of the Company´s projects includes funds held to satisfy the customary requirements of certain non-recourse debt agreements and other restricted cash for an amount of $319 million as of September 30, 2020 ($339 million as of December 31, 2019).

The breakdown of project debt for both non-current and current liabilities as of September 30, 2020 and December 31, 2019 is as follows:

	Balance as of September 30,	Balance as of December 31,
	2020	2019
	($ in thousands)
Non-current	4,638,584	4,069,909
Current	642,590	782,439
Total Project debt	5,281,174	4,852,348

The increase in total project debt as of September 30, 2020 is primarily due to:

-	business combinations, being the acquisition of Chile PV I and Tenes for a total amount of $158 million (Note 5).

-
a green project financing agreement entered into by Logrosán Solar Inversiones, S.A.U., the holding company of Spanish assets Solaben 1, 2, 3 and 6, closed on April 8, 2020 for a €140 million nominal amount.

-
a non-recourse project debt refinancing of Helioenergy assets by adding a new long dated tranche of debt from an institutional investor closed on July 10, 2020, providing with a net refinancing proceeds (net “recap”) of approximately $43 million.

-
a non-recourse, project debt financing closed on July 14, 2020 for approximately €326 million in relation to Helios, with institutional investors, which has refinanced the previous bank project debt with approximately €250 million outstanding and has canceled legacy interest rate swaps. After transaction costs and cancelation of legacy swaps, net refinancing proceeds (net “recap”) were approximately $30 million. The accumulated impact of the change in fair value of the interest rate swaps recorded in Other reserves and any difference between the nominal amount of the debt repaid and the amortized cost of the debt have been transferred to the profit and loss in line “Other financial income/(expense), net” on transaction date for a total amount of $72 million (Note 19).

-	the higher value of debt denominated in Euro given the increase in the exchange rate of the Euro against the U.S. dollar since December 31, 2019.

Additionally, on June 12, 2020 the Company refinanced the debt of Cadonal (Uruguay). The terms of the new debts are not substantially different from the original debts refinanced and therefore the exchange of debts instruments does not qualify for an extinguishment of the original debts under IFRS 9, ´Financial instruments´. When there is a refinancing with a non-substantial modification of the original debt, there is a gain or loss recorded in the income statement. This gain or loss is equal to the difference between the present value of the cash flows under the original terms of the former financing and the present value of the cash flows under the new financing, discounted both at the original effective interest rate. In this respect, the Company recorded a $3.8 million financial income in the profit and loss statement of the consolidated condensed financial statements (see Note 19).

Due to the PG&E Corporation and its regulated utility subsidiary, Pacific Gas and Electric Company (“PG&E”), Chapter 11 filings in January 2019, a default of the PPA agreement with PG&E occurred. Since PG&E failed to assume the PPA within 180 days from the commencement of the PG&E’s Chapter 11 proceedings, a technical event of default was triggered under the Mojave project finance agreement in July 2019. On July 1, 2020, PG&E emerged from Chapter 11. In addition, PG&E paid to Mojave the portion of the invoice corresponding to the electricity delivered for the period between January 1 and January 28, 2019. This invoice was overdue because the services relate to the pre-petition period and any payment therefore required the approval by the Bankruptcy Court. The technical event of default under the Mojave project finance agreement, which was preventing cash distributions from Mojave to Atlantica, has been cured and the Company can make distributions from Mojave. As result, as of September 30, 2020, the Company has again an unconditional right to defer the settlement of the debt for at least twelve months, and therefore the debt previously presented as current has been reclassified as non-current in accordance with the financing agreements in these condensed interim financial statements.

The project financing arrangement of Kaxu contains cross-default provisions related to Abengoa such that debt defaults by Abengoa, subject to certain threshold amounts and/or a restructuring process, could trigger a default under the Kaxu project financing arrangement. In March 2017, Atlantica obtained a waiver with respect to its Kaxu project financing arrangement which waived any potential cross-defaults with Abengoa up to that date, but the waiver did not cover potential future cross-default events. The restructuring process and the pre-insolvency filing by the individual company Abengoa S.A. in August 2020 represent a theoretical event of default under the Kaxu project finance agreement. Although the Company does not expect the acceleration of debt to be declared by the credit entities, Kaxu did not have contractually as of September 30, 2020 what International Accounting Standards define as an unconditional right to defer the settlement of the debt for at least twelve months after that date, as the cross-default provisions make that right not unconditional. Thus, the total debt of Kaxu, which amounts to $324 million as of September 30, 2020, has been presented as current in these consolidated financial statements in accordance with International Accounting Standards 1 (“IAS 1”), “Presentation of Financial Statements”. The Company is currently negotiating with the creditors a waiver and/or contract modifications in this regard.

The repayment schedule for project debt in accordance with the financing arrangements and assuming there will be no acceleration of the Kaxu debt, as of September 30, 2020, is as follows and is consistent with the projected cash flows of the related projects:

Remainder of 2020
Payment of interests accrued as of September 30, 2020	Nominal repayment	Between January and September 2021	Between October and December 2021	2022	2023	2024	Subsequent Years	Total
($ in thousands)
60,216	153,392	124,337	153,001	320,011	345,565	360,277	3,764,374	5,281,174

The repayment schedule for project debt in accordance with the financing arrangements and assuming there would be no acceleration of the Mojave debt, as of December 31, 2019, was as follows and was consistent with the projected cash flows of the related projects:

2020		2021	2022	2023	2024	Subsequent years	Total
Interest Repayment	Nominal repayment
12,799	256,620	262,787	293,642	319,962	335,067	3,371,724	4,852,348

Note 16. - Grants and other liabilities

	Balance as of September 30,	Balance as of December 31,
	2020	2019
	($ in thousands)
Grants	1,043,410	1,087,553
Other Liabilities	185,820	554,199
Grant and other non-current liabilities	1,229,230	1,641,752

As of September 30, 2020, the amount recorded in Grants corresponds primarily to the ITC Grant awarded by the U.S. Department of the Treasury to Solana and Mojave for a total amount of $682 million ($707 million as of December 31, 2019), which was primarily used to fully repay the Solana and Mojave short-term tranche of the loan with the Federal Financing Bank. The amount recorded in Grants as a liability is progressively recorded as other income over the useful life of the asset.

The remaining balance of the “Grants” account corresponds to loans with interest rates below market rates for Solana and Mojave for a total amount of $359 million ($379 million as of December 31, 2019). Loans with the Federal Financing Bank guaranteed by the Department of Energy for these projects bear interest at a rate below market rates for these types of projects and terms. The difference between proceeds received from these loans and its fair value, is initially recorded as “Grants” in the consolidated statement of financial position, and subsequently recorded in “Other operating income” starting at the entry into operation of the plants. Total amount of income for these two types of grants for Solana and Mojave is $44.2 million and $44.3 million for the nine-month periods ended September 30, 2020 and 2019, respectively (Note 20).

Other liabilities included as of December 31, 2019, the investment from Liberty Interactive Corporation (”Liberty”) made on October 2, 2013 for an original amount of $300 million. The liability was recorded in Grants and other liabilities for a total amount of $380 million as of December 31, 2019 and its current portion was recorded in other current liabilities for $41 million (Note 17). The investment was made in the parent company of the project entity, in exchange for the right to receive a large part of taxable losses and distributions until such time when Liberty reaches a certain rate of return, or the Flip Date. According to the stipulations of IAS 32 and in spite of the fact that the investment of Liberty was in shares, it did not qualify as equity and had been classified as a liability as of December 31, 2019. This liability had been initially valued at fair value, calculated as the present value of expected cash-flows during the useful life of the concession, and was then measured at amortized cost in accordance with the effective interest method, considering the most updated expected future cash-flows.

The Company acquired on August 17, 2020 Liberty´s equity interest in Solana for a total estimated purchase price of approximately $290 million, of which $272 million have already been paid. Total price includes a deferred payment and a performance earn-out based on the average annual net production of the asset in the four calendar years with the highest annual net production during the five calendar years of 2020 through 2024. The difference between the purchase price and the carrying amount of the liability previously recorded resulted in a $145 million gain recorded within the line “Other financial income/(expense), net” in the profit and loss statement (Note 19).

Additionally, other liabilities include $50.4 million of non-current finance lease liabilities and $75.6 million of dismantling provision as of September 30, 2020 ($53.8 million and $59.7 million as of December 2019, respectively). The increase in the dismantling provision since December 31, 2019 is primarily due to the reduction of the useful life of the CSP plants in Spain, effective September 1st, 2020 (Note 6).

Note 17. - Trade payables and other current liabilities

Trade payable and other current liabilities as of September 30, 2020 and December 31, 2019 are as follows:

	Balance as of September 30,	Balance as of December 31,
	2020	2019
	($ in thousands)
Trade accounts payable	45,804	52,062
Down payments from clients	473	565
Liberty (Note 16)	-	41,032
Other accounts payable	29,830	34,403
Total	76,107	128,062

Trade accounts payables mainly relate to the operation and maintenance of the plants.

Nominal values of Trade payables and other current liabilities are considered to approximately equal to fair values and the effect of discounting them is not significant.

Note 18. - Income Tax

The effective tax rate for the periods presented has been established based on Management’s best estimates, taking into account the tax treatment of permanent differences and tax credits.

For the nine-month period ended September 30, 2020, income tax amounted to a $25,079 thousand expense with respect to a profit before income tax of $83,246 thousand. In the nine-month period ended September 30, 2019, income tax amounted to a $46,979 thousand expense with respect to a profit before income tax of $115,359 thousand. The effective tax rate differs from the nominal tax rate mainly due to permanent differences and treatment of tax credits in some jurisdictions.

Note 19. - Financial income and expenses

Financial income and expenses

The following table sets forth financial income and expenses for the nine-month periods ended September 30, 2020 and 2019:

	For the nine-month period ended September 30,
Financial income	2020	2019
	($ in thousands)
Interest income from loans and credits	6,125	2,522
Interest rates benefits derivatives: cash flow hedges	288	331
Total	6,413	2,853

	For the nine-month period ended September 30,
Financial expenses	2020	2019
Expenses due to interest:	($ in thousands)
- Loans from credit entities	(186,769)	(196,350)
- Other debts	(56,578)	(69,744)
Interest rates losses derivatives: cash flow hedges	(46,092)	(44,139)
Total	(289,439)	(310,233)

Financial income from loans and credits primarily includes a non-monetary financial income of $3.8 million resulting from the refinancing of the debt of Cadonal in the second quarter of 2020 (see Note 15).

Interests from other debts are primarily interests on the notes issued by ATS, ATN, Solaben Luxembourg, Hypesol Solar Inversiones and Atlantica Sustainable Infrastructure Jersey, and interests related to the investment from Liberty (Note 16). Losses from interest rate derivatives designated as cash flow hedges correspond primarily to transfers from equity to financial expense when the hedged item is impacting the consolidated condensed income statement.

Other net financial income and expenses

The following table sets out Other net financial income and expenses for the nine-month periods ended September 30, 2020, and 2019:

	For the nine-month period ended September 30,
Other financial income / (expenses)	2020	2019
	($ in thousands)
Other financial income	162,984	11,412
Other financial losses	(100,387)	(11,470)
Total	62,597	(58)

Other financial income includes a gain of $145 million further to the purchase of Liberty´s equity interest in Solana (Note 16). Residual items are primarily interests on deposits and loans, including non-monetary changes to the amortized cost of such loans.

Other financial losses include $72 million of financial expenses further to the refinancing of the Helios 1&2 debts (Note 15). Residual items are primarily guarantees and letters of credit, other bank fees, non-monetary changes to the fair value of derivatives for which hedge accounting is not applied and of financial instruments recorded at fair value through profit and loss, and other minor financial expenses.

Note 20. - Other operating income and expenses

The table below shows the detail of Other operating income and expenses for the nine-month periods ended September 30, 2020, and 2019:

Other Operating income	For the nine-month period ended September 30,
	2020	2019
	($ in thousands)
Grants (Note 16)	44,256	44,366
Income from various services and insurance proceeds	31,646	29,334
Total	75,902	73,700

Other Operating expenses	For the nine-month period ended September 30,
	2020	2019
	($ in thousands)
Raw materials and consumables used	(4,919)	(7,893)
Leases and fees	(2,388)	(1,501)
Operation and maintenance	(77,133)	(94,573)
Independent professional services	(28,509)	(28,934)
Supplies	(20,433)	(18,929)
Insurance	(27,990)	(18,192)
Levies and duties	(30,523)	(25,830)
Other expenses	(5,740)	(4,730)
Total	(197,635)	(200,582)

Note 21. - Earnings per share

Basic earnings per share have been calculated by dividing the profit attributable to equity holders by the average number of shares outstanding.

Diluted earnings per share for the nine-month period ended September 30, 2020 have been calculated considering the potential issuance of 3,347,305 shares on settlement of the Green Exchangeable Notes (Note 14). Diluted earnings per share equals basic earnings per share for the nine-month period ended September 30, 2019.

Item	For the nine-month period ended September 30,
	2020	2019
	($ in thousands)
Profit/ (loss) from continuing operations attributable to Atlantica.	61,209	60,832
Average number of ordinary shares outstanding (thousands) - basic	101,602	100,882
Average number of ordinary shares outstanding (thousands) - diluted	102,499	100,882
Earnings per share from continuing operations (U.S. dollar per share) - basic and diluted	0.60	0.60
Earnings per share from profit/(loss) for the period (U.S. dollar per share) - basic and diluted	0.60	0.60

Note 22. - Subsequent events

On November 4, 2020, the Board of Directors of the Company approved a dividend of $0.42 per share, which is expected to be paid on December 15, 2020.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read together with, and is qualified in its entirety by reference to, our Consolidated Condensed Interim Financial Statements and our Annual Consolidated Financial Statements prepared in accordance with IFRS as issued by the IASB and other disclosures including the disclosures under “Part II. Item 1A. Risk Factors” and “Item 3.D – Risk Factors” in our Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs, which are based on assumptions we believe to be reasonable. Our actual results could differ materially from those discussed in these forward-looking statements. The results shown here are not necessarily indicative of the results expected in any future period. Please see our Annual Report for additional discussion of various factors affecting our results of operations.

Overview

We are a sustainable infrastructure company that owns and manages renewable energy, efficient natural gas, transmission and transportation infrastructures and water assets. We currently have operating facilities in North America (United States, Canada and Mexico), South America (Peru, Chile and Uruguay) and EMEA (Spain, Algeria and South Africa). We intend to expand our portfolio, maintaining North America, South America and Europe as our core geographies.

As of the date of this quarterly report, we own or have an interest in a portfolio of diversified assets in terms of type of asset, technology and geographic footprint. Our portfolio consists of 27 assets with 1,551 MW of aggregate renewable energy installed generation capacity, 343 MW of efficient natural gas-fired power generation capacity, 17.5 M ft3 per day of water desalination and 1,166 miles of electric transmission lines.

Our assets generally have contracted revenue (regulated revenue in the case of our Spanish assets and one transmission line in Chile). We are focused on long-life facilities as well as long-term agreements that we expect will produce stable, long-term cash flows. As of December 31, 2019, our assets had a weighted average remaining contract life of approximately 18 years. Most of the assets we own or in which we have an interest have project-finance agreements in place. We intend to grow our cash available for distribution and our dividend to shareholders through organic growth and by acquiring new assets and/or businesses where revenue may not be fully contracted.

We intend to take advantage of, and leverage our growth strategy on, favorable trends in clean power generation, including energy scarcity and the focus on the reduction of carbon emissions. Our portfolio of operating assets and our strategy focuses on sustainable technology including renewable energy, efficient natural gas, and transmission networks as enablers of a sustainable power generation mix and on water infrastructure. Renewable energy is expected to represent in most markets the majority of new investments in the power sector, according to Bloomberg New Energy Finance 2019, and approximately 50% of the world’s power generation by 2050 is expected to come from renewable sources, which indicates that renewable energy is becoming mainstream. Global installed capacity is expected to shift from 57% fossil fuels today to approximately two-thirds renewables by 2050. A 12-terawatt expansion of generating capacity is estimated to require approximately $13.3 trillion of new investment between now and 2050 – of which approximately 77% is expected to go to renewables. Another approximately $843 billion of investment is expected in batteries along with an estimated $11.4 trillion in transmission and distribution during that period. We believe regions will need to complement investments in renewable energy with investments in efficient natural gas, in transmission networks and in storage. We believe that we are well positioned to benefit from the expected transition towards a more sustainable power generation mix. In addition, we believe that water is going to be the next frontier in a transition towards a more sustainable world. New sources of water are needed worldwide and water desalination and water transportation infrastructure should help make that possible. We currently participate in three water desalination plants with a 17.5 million cubic feet per day capacity.

We believe we can achieve organic growth through the optimization of the existing portfolio, price escalation factors in many of our assets and the expansion of current assets, particularly our transmission lines, to which new assets can be connected. We currently own three transmission lines in Peru and four in Chile. We believe that current regulations in Peru and Chile provide a growth opportunity by expanding transmission lines to connect new clients. Additionally, we should have repowering opportunities in certain existing generation assets.

Additionally, we expect to acquire assets from third parties leveraging the local presence and network we have in geographies and sectors in which we operate. We have also entered into and intend to enter into agreements or partnerships with developers or asset owners to acquire assets. We may invest directly or through investment vehicles with partners in assets under development or construction, ensuring that such investments are always a small part of our total investments.

Algonquin, a North American diversified generation, transmission and distribution utility company owns a 44.2% stake in our capital stock. Algonquin created AAGES, a joint venture designed to invest in the development and construction of contracted clean energy and water infrastructure contracted assets, with whom we have signed a ROFO agreement.

With this business model, our objective is to pay a consistent and growing cash dividend to shareholders that is sustainable on a long-term basis. We expect to distribute a significant percentage of our cash available for distribution as cash dividends and we will seek to increase such cash dividends over time through organic growth and through the acquisition of assets. Pursuant to our cash dividend policy, we intend to pay a cash dividend each quarter to holders of our shares.

Key Metrics

We regularly review a number of financial measurements and operating metrics to evaluate our performance, measure our growth and make strategic decisions. In addition to traditional IFRS performance measures, such as total revenue, we also consider Adjusted EBITDA. Our management believes Adjusted EBITDA is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with additional tools to compare business performance across companies and across periods. EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Adjusted EBITDA is widely used by other companies in the same industry.

Adjusted EBITDA is calculated as profit/(loss) for the year attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in the Annual Consolidated Financial Statements and the Consolidated Condensed Interim Financial Statements.

Until December 31, 2019, we reported Further Adjusted EBITDA as one of our key metrics. Further Adjusted EBITDA is calculated as profit/(loss) for the year attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in the Annual Consolidated Financial Statements and the Consolidated Condensed Interim Financial Statements, and dividends received from our preferred equity investment in ACBH until 2017. We no longer report Further Adjusted EBITDA because the Company has not received dividends from our preferred equity investment in ACBH during the period under review or in any of the comparable periods. Our revenue and Adjusted EBITDA by geography and business sector for the nine-month period ended September 30, 2020 and 2019 are set forth in the following tables:

	Nine-month period ended September 30,
Revenue by geography	2020		2019
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$267.7	34.8%	$273.9	34.3%
South America	112.0	14.6%	105.8	13.3%
EMEA	389.0	50.6%	418.5	52.4%
Total revenue	$768.7	100%	$798.2	100.0%

	Nine-month period ended September 30,
Revenue by business sector	2020		2019
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$579.2	75.4%	$609.8	76.4%
Efficient natural gas power	80.1	10.4%	92.9	11.6%
Electric transmission lines	79.2	10.3%	77.0	9.7%
Water	30.2	3.9%	18.5	2.3%
Total revenue	$768.7	100%	$798.2	100%

	Nine-month period ended September 30,
Adjusted EBITDA by geography	2020		2019
	$ in millions	Adjusted EBITDA Margin (2)	$ in millions	Adjusted EBITDA Margin (2)
North America	$233.2	87.1%	$254.5	92.9%
South America	89.8	80.2%	87.8	83.0%
EMEA	286.6	73.7%	308.7	73.8%
Total Adjusted EBITDA(1)	$609.6	79.3%	$651.0	81.6%

	Nine-month period ended September 30,
Adjusted EBITDA by business sector	2020		2019
	$ in millions	Adjusted EBITDA Margin (2)	$ in millions	Adjusted EBITDA Margin (2)
Renewable energy	$456.4	78.8%	$493.3	80.9%
Efficient natural gas power	72.4	90.4%	81.7	87.9%
Electric transmission lines	64.1	80.9%	65.1	84.5%
Water	16.7	55.3%	10.9	58.9%
Total Adjusted EBITDA(1)	$609.6	79.3%	$651.0	81.6%

Note:—
(1)
Adjusted EBITDA is calculated as profit/(loss) for the period attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in financial statements. Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB and you should not consider Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results.

(2)	Adjusted EBITDA Margin is calculated as Adjusted EBITDA for each geography and business sector divided by revenue for each geography and business sector.

Recent Acquisitions

In January 2019, we entered into an agreement with Abengoa under the Abengoa ROFO Agreement for the acquisition of Tenes and paid $19.9 million as an advance payment. Closing of the acquisition was subject to conditions precedent which were not fulfilled. In accordance with the terms of the share purchase agreement, the advance payment was converted into a secured loan to be reimbursed by Befesa Agua Tenes, together with 12% per annum interest, through a full cash-sweep of all the dividends to be received from the asset. In October 2019, we received a first payment of $7.8 million through the cash sweep mechanism. On May 31, 2020, we entered into a new $4.5 million secured loan agreement with Befesa Agua Tenes. This new loan is expected to be reimbursed no later than May 31, 2032, together with 12% interest per annum, through a full cash-sweep of all the dividends to be received from the asset. In addition, the new agreement provides us with certain additional decision rights, a call option over the shares of Befesa Agua Tenes at a price of $1 and a majority at the board of directors of Befesa Agua Tenes. Therefore, we have concluded that we have control over Tenes since May 31, 2020 and as a result we have fully consolidated the asset from that date.

Additionally, on May 24, 2019, Atlantica and Algonquin formed AYES Canada, a vehicle to channel co-investment opportunities in which Atlantica holds the majority of voting rights. AYES Canada’s first investment was in Amherst Island, a 75 MW wind plant in Canada owned by the project company Windlectric, Inc. (“Windlectric”). Atlantica invested $4.9 million and Algonquin invested $92.3 million, both through AYES Canada, which in turn invested those funds in Amherst Island Partnership, the holding company of Windlectric.

On May 31, 2019, we entered into an agreement with Abengoa to acquire a 15% stake in Rioglass, a multinational manufacturer of solar components. The investment was $7 million, and it is classified as available for sale.

On August 2, 2019 we acquired a 30% stake in Monterrey, a 142 MW gas-fired engine facility including 130 MW installed capacity and 12 MW battery capacity. We paid $42 million for the total equity investment. The asset, located in Mexico, has been in operation since 2018 and represents our first investment in electric batteries. It has a U.S. dollar-denominated 20-year PPA with two international large corporations engaged in the car manufacturing industry as well as a 20-year contract for the natural gas transportation from Texas with a U.S. energy company. The PPA also includes price escalation factors. The asset is the sole electricity supplier for the off-takers, it has no commodity risk and also has the possibility to sell excess energy to the North-East region of the country. We also entered into a ROFO agreement with the seller of the shares for the remaining 70% stake in the asset.

On August 2, 2019, we closed the acquisition of ASI Operations, the company that performs the operation and maintenance services to Solana and Mojave plants. The consideration paid was $6 million. Additionally, we have internalized part of the operation and maintenance activities contracted in two wind assets, maintaining a direct relationship with the supplier for the turbine maintenance services.

On October 22, 2019, we closed the acquisition of ATN Expansion 2 for a total equity investment of approximately $20 million. The off-taker is Enel Green Power Peru. Transfer of the concession agreement is pending authorization from the Ministry of Energy in Peru. If this authorization were not to be obtained before December 2020, the transaction would be reversed with no penalties to Atlantica.

In October 2018, we reached an agreement to acquire PTS, a natural gas transportation platform located in Mexico, close to ACT, the efficient natural gas plant. PTS has a service agreement signed in October 2017, which is a “take-or-pay” 11-year term contract starting in 2020, with a possibility of an extension subject to the agreement of both parties. We initially acquired a 5% ownership in the project and have an agreement to acquire an additional 65% stake subject to the asset entering into commercial operation, non-recourse project financing being closed and final approvals and customary conditions, including the absence of material adverse effects. In addition, our partner in this asset is negotiating to sell part of its business, which may include the company that renders operation and maintenance services to PTS. This sale may require change of control waivers and may make closing of the acquisition more difficult. We cannot guarantee that we will close this acquisition or that closing will occur on the terms originally agreed.

On April 3, 2020 we made an investment in the creation of a renewable energy platform in Chile, together with financial partners, where we now own approximately a 35% stake and have a strategic investor role. The first investment was the acquisition of a 55 MW solar PV plant in an area with excellent solar resource (Chile PV I). This asset, has been in operation since 2016, demonstrating a good operating track record during that period while selling its production in the Chilean power market. We have concluded that we have control over the asset and we are fully consolidating it since the acquisition date. The platform intends to make further investments in renewable energy in Chile and sign PPAs with credit worthy off-takers. Our initial contribution was approximately $4 million.

On August 17, 2020 we closed the acquisition of the Liberty Ownership Interest in Solana. Liberty was the tax equity investor in our Solana asset. Total equity investment is expected to be approximately $290 million of which $272 million has already been paid. Total price includes a deferred payment and a performance earn-out based on the average annual net production of the asset in the four calendar years with the highest annual net production during the five calendar years of 2020 through 2024.

In October 2020 we reached an agreement to acquire Calgary District Heating (Calgary District Energy Center), an approximately 55 MWt district heating asset in Canada for a total equity investment of approximately $20 million. Calgary District Heating has been in operation since 2010 and represents our first investment in this sector, which is recognized as key measure for cities to reduce emissions by the UN Environment Program. The asset provides heating services to a diverse range of government, institutional and commercial customers in the city of Calgary. It has availability-based revenue with inflation indexation and 20 years of weighted average contract life. Contracted capacity and volume payments represent approximately 80% of the total revenue. The asset is an essential infrastructure and has no commodity risk. Closing is subject to customary conditions precedent and regulatory approvals.

Recent Developments

The outbreak of the COVID-19 coronavirus disease (“COVID-19”) was declared a pandemic by the World Health Organization in March 2020 and continues to spread in our key markets. The COVID-19 virus continues to evolve rapidly, and its ultimate impact is uncertain and subject to change. Governmental authorities have imposed or recommended measures or responsive actions, including quarantines of certain geographic areas and travel restrictions. We have reinforced safety measures in all our assets while we continue to provide a reliable service to our clients. For example, we have implemented the use of additional protection equipment, reinforced access control to our plants, reduced contact between employees, changed shifts, tested employees, identified and isolated potential cases together with their close contacts therewith and taken additional measures to increase safety measures for our employees and operation and maintenance suppliers’ employees working at our assets. In addition, we have increased the purchase of spare parts and equipment required for operations, to manage potential disruptions in the supply chain. Although we have not experienced any material impacts, we are having some delays in certain maintenance activities. Further, we have adopted additional precautionary measures intended to mitigate potential risks to our employees, including temporarily requiring employees to work remotely in geographies with higher incidence where their work can be done from home, and suspending all non-essential travel. We have also reinforced our on-site and cyber-security measures. In May 2020, we started to re-open certain offices at partial capacity and under strict safety measures and protocols. However, we have recently decided to close certain offices again based on certain health indicators in each region. We continue to monitor the situation closely in all assets and offices to take additional action if required.

To date, we have not experienced material operational or financial impacts as a result of COVID-19. We have not experienced any disruptions in availability or production in our assets due to COVID-19. Our businesses are considered an essential and critical activity in all our geographies, so we have continued operating our assets even in those countries where economic activity has been limited only to essential business for a certain period of time. In addition, our assets generally have long-term contracts or regulated revenue.

In spite of all of the above, we cannot guarantee that the COVID-19 outbreak will not affect our operations and financial situation (see “Part II—Item 1.A —Risk Factors”).

On March 23, 2020 we announced that our special committee concluded the review of the strategic alternatives by reaffirming our current strategy.

On April 1, 2020 we closed the secured 2020 Green Private Placement for €290 million (approximately $340 million). The private placement accrues interest at an annual 1.96% interest rate, payable quarterly and has a June 2026 maturity. Net proceeds were primarily used to repay the Note Issuance Facility 2017.

On April 8, 2020, Logrosan Solar Inversiones, S.A, the subsidiary-holding company of Solaben 1/6 and Solaben 2/3 entered into the Green Project Finance, a green project financing euro-denominated agreement with ING Bank, B.V. and Banco Santander S.A. The lenders of the new facility have no recourse to Atlantica at the corporate level. After considering transaction costs and reserves, the Green Project Finance has resulted in a net recap of $143 million that were used to finance new investments in renewable assets. The Green Project Finance was issued in compliance with the 2018 Green Loan Principles and have an unqualified Second Party Opinion delivered by Sustainalytics.

On July 8, 2020, we entered into the Note Issuance Facility 2020, a senior unsecured financing with Lucid Agency Services Limited, as agent, and a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of approximately $164 million which is denominated in euros (€140 million). The notes under the Note Issuance Facility 2020 were issued on August 12, 2020 and have a maturity of seven years from the closing date. We expect to use the proceeds from the Note Issuance Facility 2020 to finance acquisitions and for general corporate purposes.

On July 10, 2020, we entered into a non-recourse project debt refinancing of Helioenergy, one of the Spanish solar assets, by adding a new long dated tranche of debt from an institutional investor. The new tranche bears an interest at a fixed rate of approximately 3% per annum and has a 15-year maturity. After transaction costs, net refinancing proceeds (net “recap”) were approximately $43 million.

In addition, on July 14, 2020, we entered into a non-recourse, project debt financing for approximately €326 million in relation to Helios, with institutional investors, pursuant to a monoline guarantee. The new debt has a 17-year maturity and bears interest at a rate of approximately 2% per annum. This debt has refinanced the previous bank project debt with approximately €250 million outstanding and has canceled legacy interest rate swaps. After transaction costs and cancelation of legacy swaps, net refinancing proceeds (net “recap”) were approximately $30 million.

On July 17, 2020, we issued $100 million aggregate principal amount of 4.00% Green Exchangeable Notes due 2025. On July 29, 2020, we issued additional $15 million aggregate principal amount of the Green Exchangeable Notes. The notes mature on July 15, 2025 and bear interest at a rate of 4.00% per annum. The initial exchange rate of the notes is 29.1070 ordinary shares per $1,000 principal amount of notes, which is equivalent to an initial exchange price of $34.36 per ordinary share. Noteholders may exchange their notes at their option at any time prior to the close of business on the scheduled trading day immediately preceding April 15, 2025, only during certain periods and upon satisfaction of certain conditions. On or after April 15, 2025, noteholders may exchange their notes at any time. Upon exchange, the notes may be settled, at our election, into ordinary shares of Atlantica, cash or a combination of both. The exchange rate is subject to adjustment upon the occurrence of certain events. We used the proceeds from the Green Exchangeable Notes to finance the acquisition of new or ongoing assets or projects which meet certain eligibility criteria in accordance with our Green Finance Framework.

On June 29, 2020, California’s Governor signed AB 85, suspending California Net Operating Losses (“NOL”) utilization and imposing a cap on the amount of business incentive tax credits companies can utilize, effective for tax years 2020, 2021 and 2022. During these years, Mojave will not be able to use its NOLs to offset its state tax, which is set at approximately 8.9%. The years 2020 to 2022 will not be considered in the calculation of NOLs expiration, resulting in a suspension rather than a cancellation or shortening of the period of utilization of such NOLs. We expect to utilize the accumulated NOLs from 2022 onwards. However, we expect AB 85 will have a negative impact, which we estimate in the range of $6 to $7 million per year in distributions expected from Mojave from 2021 to 2023.

On November 4, 2020, our board of directors approved a dividend of $0.42 per share. The dividend is expected to be paid on December 15, 2020, to shareholders of record as of November 30, 2020.

Potential implications of Abengoa developments

Abengoa, which is currently our largest supplier and used to be our largest shareholder, went through a restructuring process which started in November 2015 and ended in March 2017 and obtained approval for a second restructuring in July 2019. On May 19, 2020, Abengoa announced that it was working on a new viability plan that would include new financing under a COVID-19 mitigation program in Spain, as well as renegotiation of certain existing debt with suppliers and lenders. Within this process on August 18, 2020 Abengoa filed pre-insolvency proceedings for the individual company Abengoa, S.A. According to public communications to the Spanish securities market regulator, Abengoa believes this filing should not affect the restructuring plan for which Abengoa is currently seeking approval from its creditors. Based on public information filed by Abengoa, we understand that if the outcome of these negotiations is not successful, Abengoa S.A. and/or the Abengoa group as a whole may enter insolvency proceedings.

As part of that viability plan Abengoa requested that we renegotiate certain obligations it has with us. On September 29, 2020, we reached an agreement which is subject to conditions precedent, including, among others, closing of Abengoa’s restructuring, including Abengoa S.A. Under this agreement, we have accepted to release Abengoa from certain obligations with Atlantica, including obligations with Solana, in exchange for the right to receive certain assets.

In addition, the project financing arrangement of Kaxu contains cross-default provisions related to Abengoa such that debt defaults by Abengoa, subject to certain threshold amounts and/or a restructuring process, could trigger a default under the Kaxu project financing arrangement. In March 2017, Atlantica obtained a waiver with respect to its Kaxu project financing arrangement which waives any potential cross-defaults by Abengoa up to that date, but the waiver did not cover potential future cross-default events. The restructuring process and the pre-insolvency filing by the individual company Abengoa S.A. in August 2020 represent a theoretical event of default under the Kaxu project finance agreement. Although we do not expect an acceleration of debt to be declared by the creditors, Kaxu did not have contractually as of September 30, 2020 what International Accounting Standards define as an unconditional right to defer the settlement of the debt for at least twelve months after September 30, 2020, as the cross-default provisions make that right not unconditional and therefore Kaxu’s total debt, which amounts to $324 million as of September 30, 2020, has been recorded as current. We are negotiating a waiver from the creditors and/or contractual modifications in this regard.

We expect Abengoa to continue to maintain its contractual obligations under the operation and maintenance agreements. However, a deterioration in the financial situation of Abengoa or certain Abengoa subsidiaries may result in a material adverse effect on our operation and maintenance agreements. Abengoa and its subsidiaries provide operation and maintenance services for many of our assets. We cannot guarantee that Abengoa will be able to continue performing under those agreements or with the same level of service. If Abengoa cannot continue performing current services, we may need to renegotiate contracts or change suppliers. This could result in higher cost or different service levels. We have contingency plans in place to replace Abengoa as the operation and maintenance supplier with respect to some assets if it is required in the future and we believe there are multiple suppliers available and options to transition if required. However, we cannot guarantee that a potential insolvency filing by Abengoa would not have a negative impact on us (see “Risk Factors—Risks Related to Our Relationship with Algonquin and Abengoa” in our Annual Report for further discussion of potential implications).

A deterioration in the financial situation of Abengoa or the implementation of a new viability plan may also result in a material adverse effect on Abengoa’s and its subsidiaries’ obligations, warranties and guarantees, and indemnities covering, for example, potential tax liabilities for assets acquired from Abengoa, or any other agreement. In addition, Abengoa represented in the past that we would not be a guarantor of any obligation of Abengoa with respect to third parties. Abengoa agreed to indemnify us for any penalty claimed by third parties resulting from any breach in Abengoa’s representations. Considering the current financial situation of Abengoa, we cannot guarantee that these indemnities will be maintained in the future. If the agreement signed with Abengoa on September 29, 2020, became effective, Abengoa would be released from certain of its obligations with Atlantica. In addition, in Mexico, Abengoa owns a power plant that shares certain infrastructure and has certain back-to-back obligations with ACT. A deterioration in Abengoa’s or this asset’s financial situation may also result in a material adverse effect on ACT or Atlantica. We refer to the Risk Factors section in the Annual Report.

Currency Presentation and Definitions

In this quarterly report, all references to “U.S. Dollar” and “$” are to the lawful currency of the United States.

Factors Affecting the Comparability of Our Results of Operations

Acquisitions

The results of operations of each acquisition have been consolidated since their respective date except for Monterrey and Amherst, which are recorded under the equity method since their acquisition date. The acquisitions we have made since the beginning of 2019 and any other acquisitions we may make from time to time, will affect the comparability of our results of operations.

Factors Affecting Our Results of Operations

Interest rates

We incur significant indebtedness at the corporate and asset level. The interest rate risk arises mainly from indebtedness with variable interest rates.

Most of our debt consists of project debt. As of December 31, 2019, approximately 92% of our project debt has either fixed interest rates or has been hedged with swaps or caps.

To mitigate interest rate risk, we primarily use long-term interest rate swaps and interest rate options which, in exchange for a fee, offer protection against a rise in interest rates. We estimate that approximately 91% of our total interest risk exposure was fixed or hedged as of December 31, 2019. Nevertheless, our results of operations can be affected by changes in interest rates with respect to the unhedged portion of our indebtedness that bears interest at floating rates, which typically bears a spread over EURIBOR or LIBOR.

Exchange rates

Our functional currency is the U.S. dollar, as most of our revenue and expenses are denominated or linked to U.S. dollars. All our companies located in North America, South America and Algeria have their revenue, and financing contracts signed in, or indexed totally or partially to, U.S. dollars. Our solar power plants in Spain have their revenue and expenses denominated in euros, and Kaxu, our solar plant in South Africa, has its revenue and expenses denominated in South African rand.

Our strategy is to hedge cash distributions from our Spanish assets. We hedge the exchange rate for the distributions from our Spanish assets after deducting euro-denominated interest payments and euro-denominated general and administrative expenses. Through currency options, we have hedged 100% of our euro-denominated net exposure for the next 12 months and 75% of our euro-denominated net exposure for the following 12 months. We expect to continue with this hedging strategy on a rolling basis.

Although we hedge cash-flows in euros, fluctuations in the value of the euro in relation to the U.S. dollar may affect our operating results. Impacts associated with fluctuations in foreign currency are discussed in more detail under “Item 3—Quantitative and Qualitative Disclosure about Market Risk—Foreign exchange risk” in our Annual Report. In subsidiaries with functional currency other than the U.S. dollar, assets and liabilities are translated into U.S. dollars using end-of-period exchange rates. Revenue, expenses and cash flows are translated using average rates of exchange. Fluctuations in the value of the South African rand in relation to the U.S. dollar may also affect our operating results.

Apart from the impact of translation differences described above, the exposure of our income statement to fluctuations of foreign currencies is limited, as the financing of projects is typically denominated in the same currency as that of the contracted revenue agreement. This policy seeks to ensure that the main revenue and expenses in foreign companies are denominated in the same currency, limiting our risk of foreign exchange differences in our financial results.

In our discussion of operating results, we have included foreign exchange impacts in our revenue by providing constant currency revenue growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

Key Performance Indicators

In addition to the factors described above, we closely monitor the following key drivers of our business sectors’ performance to plan for our needs, and to adjust our expectations, financial budgets and forecasts appropriately.

	Volume sold and availability levels Nine-month period ended September 30,
Key performance indicator	2020	2019
Renewable energy
MW in operation(1)	1,551	1,496
GWh produced(2)	2,608	2,700
Efficient natural gas power
MW in operation(3)	343	343
GWh produced(4)	1,932	1,481
Availability (%)(4)(5)	102.4%	92.8%
Electric transmission lines
Miles in operation	1,166	1,152
Availability (%)(6)	99.9%	100.0%
Water
Mft[3] in operation(1)	17.5	10.5
Availability (%)(6)	101.6%	101.6%

Note:
(1)	Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.
(2)	Includes curtailment in wind assets for which we receive compensation.
(3)	Includes 43MW corresponding to our 30% share of Monterrey since August 2, 2019.
(4)
GWh produced includes 30% production from Monterrey since August 2019. Major maintenance overhaul held in ACT in Q1 and Q2 2019, as scheduled, which reduced production and electric availability as per the contract.

(5)	Electric availability refers to operational MW over contracted MW.
(6)	Availability refers to actual availability divided by contracted availability.

Production in the renewable business sector decreased by 3.4% in the nine-month period ended September 30, 2020, compared to the nine-month period ended September 30, 2019. The decrease was mainly driven by a decrease in production levels in our assets in Spain, where solar radiation in the first half of the year was significantly lower than in the same period of the previous year. However, impact on revenue and Adjusted EBITDA was limited since in Spain most of the revenue are based on capacity in accordance with existing regulation. Production also decreased in South Africa mainly due to an unscheduled outage due to the fire that occurred in the first quarter in the electrical room of our Kaxu solar asset, which damaged the electric system. Production was stopped and after repairs, production has been progressively increasing and is now at normal capacity. Damage and business interruption are covered by our insurance, after customary deductibles. Production in our renewable assets in North America was higher than in the same period of the previous year thanks to better performance by Mojave, offsetting lower solar radiation in the third quarter of 2020 caused by the smoke from the California wildfires. In addition, in Solana, availability in the storage system was lower than expected during the nine-month period ended September 30, 2020 due to certain leaks identified in the storage system in the first quarter of 2020. Repairs and improvements are required over time and will impact production in 2020 and 2021, with the exact scope and timing of repairs to be determined. Solana has a cash repair reserve account funded with approximately $40 million that we expect to use for this purpose. However, we cannot guarantee that additional funding will not be required or that the repairs will be effective. In our wind assets, production increased by 5.5% due to good wind resource and stable performance of the assets.

In ACT, our efficient natural gas power asset, availability and production levels during the nine-month period ended September 30, 2020 were higher than during the nine-month period ended September 30, 2019 due to the scheduled major overhaul held in the first half of 2019.

Our transmission lines and water assets, the two other sectors where our revenue is based on availability, continue to achieve high availability levels.

Results of Operations

The table below illustrates our results of operations for the nine-month periods ended September 30, 2020 and 2019.

	Nine-month period ended September 30,
	2020	2019	% Variation
	($ in millions)
Revenue	$768.7	$798.2	(3.7)%
Other operating income	75.9	73.7	3.0%
Employee benefit expenses	(37.4)	(20.3)	84.2%
Depreciation, amortization, and impairment charges	(302.2)	(234.8)	28.7%
Other operating expenses	(197.6)	(200.6)	(1.5)%
Operating profit	$307.4	$416.2	(26.1)%

Financial income	6.4	2.8	128.6%
Financial expense	(289.4)	(310.2)	(6.7)%
Net exchange differences	(1.5)	2.8	(153.6)%
Other financial income/(expense), net	62.6	(0.1)	627.0%
Financial expense, net	$(221.9)	$(304.7)	(27.2)%

Share of profit/(loss) of associates carried under the equity method	(2.2)	3.9	(156.4)%
Profit before income tax	$83.3	$115.4	(27.8)%

Income tax	(25.1)	(47.0)	(46.6)%
Profit for the period	$58.2	$68.4	(14.9)%

(Profit)/loss attributable to non-controlling interest	3.0	(7.6)	139.5%
Profit for the period attributable to the parent company	$61.2	$60.8	0.7%
Weighted average number of ordinary shares outstanding (thousands) - basic	101,602	100,882
Weighted average number of ordinary shares outstanding (thousands) - diluted	102,499	100,882
Basic and diluted earnings per share attributable to the parent company (U.S. dollar per share)	0.60	0.60
Dividend paid per share(1)	1.24	1.16

Note:
(1)
On February 26, 2020, May 6, 2020 and July 31, 2020, our board of directors approved a dividend of $0.41, $0.41 and $0.42 per share corresponding to the fourth quarter of 2019, the first quarter of 2020 and the second quarter of 2020, respectively, which were paid on March 23, 2020, June 15, 2020, and September 15, 2020 respectively. On February 26, 2019, May 7, 2019 and August 2, 2019, our board of directors approved dividends of $0.37, $0.39 and $0.40 per share, corresponding to the fourth quarter of 2018, the first quarter of 2019 and the second quarter of 2019, respectively, which were paid on March 22, 2019, June 14, 2019 and September 13, 2019, respectively.

Comparison of the Nine-Month Periods Ended September 30, 2020 and 2019.

The significant variances or variances of the significant components of the results of operations are discussed in the following section.

Revenue

Revenue decreased by 3.7% to $768.7 million for the nine-month period ended September 30, 2020, compared to $798.2 million for the nine-month period ended September 30, 2019. On a constant currency basis, revenue for the nine-month period ended September 30, 2020 was $774.3 million, representing a 3% decrease compared to the nine-month period ended September 30, 2019. The decrease in revenue was primarily due to lower production in Kaxu caused by the unscheduled outage explained previously. Damage and business interruption are covered by insurance, after customary deductibles, and insurance proceeds are recorded in “Other operating income”. Revenue also decreased in Spain mainly due to lower solar resource in the first half of 2020 compared to the same period of the previous year and to lower electricity market prices in recent months in Spain, which partially affected our revenue. In addition, revenue also decreased in ACT mainly due to a positive accounting impact recorded in 2019. In the first quarter of 2019 we recorded a one-time increase in revenue and Adjusted EBITDA of approximately $6 million in ACT with no impact in cash and with no corresponding amount in the same period of 2020. Revenue also decreased in ACT due to lower revenue in the portion of the tariff related to the operation and maintenance services, driven by lower operation and maintenance costs in 2020. These effects were partially offset by an increase in revenue from our wind assets in South America and an increase in revenue from our recent acquisitions of transmission, water and solar assets. In our solar assets in North America revenue increased thanks to better performance by Mojave, offsetting lower solar radiation in the third quarter of 2020 caused by the smoke from the California wildfires.

Other operating income

The following table sets forth our other operating income for the nine-month period ended September 30, 2020 and 2019:

	Nine-month period ended September 30,
Other operating income	2020	2019
	($ in millions)
Grants	$44.2	$44.4
Income from various services	31.7	29.3
Total	$75.9	$73.7

Other operating income increased by 3.0% to $75.9 million for the nine-month period ended September 30, 2020, compared to $73.7 million for the nine-month period ended September 30, 2019.

Grants represent the financial support provided by the U.S. government to Solana and Mojave and consist of ITC Cash Grant and an implicit grant related to the below market interest rates of the project loans with the Federal Financing Bank. Grants were stable in the nine-month period ended September 2020 compared to the same period of the previous year.

In the nine-month period ended September 2020 “Income from various services” corresponded mainly to a $13.7 million insurance income in Kaxu and a $6.0 million insurance income received in Solana, in compensation for events from previous years. In the nine-month period ended September 2019, this account included approximately $10 million received in the third quarter of 2019 from the EPC contractor in our U.S. solar assets under their obligations and amounts received from insurance claims in compensation for events from previous years. Income from various services also include other minor amounts received from Abengoa under their obligations in the nine-month periods ended September 30, 2020 and 2019.

Employee benefits expenses

Employee benefit expenses increased to $37.4 million for the nine-month period ended September 30, 2020, compared to $20.3 million for the nine-month period ended September 30, 2019. The increase was primarily due to the internalization of operation and maintenance services in our U.S. solar assets, following the acquisition of ASI Operations on July 30, 2019. The operation and maintenance costs for these assets were mainly recorded as “Other operating expenses” until July 30, 2019.

Depreciation, amortization and impairment charges

Depreciation, amortization and impairment charges increased by 28.7% to $302.2 million for the nine-month period ended September 30, 2020, compared to $234.8 million for the nine-month period ended September 30, 2019. As previously explained, certain leaks were identified in the storage system of Solana in the first quarter of 2020. Under our preliminary plan, at this point in time we expect that we will need to replace some elements of the storage system, which have been written off and had an estimated net book value of approximately $48 million. Improvements and repairs are expected to be required over time, with the exact scope and timing to be determined. The increase was also due to the increase in the impairment provision of ACT following IFRS 9. IFRS 9 requires impairment provisions to be based on the expected credit losses on financial assets rather than on actual credit losses. ACT recorded an additional impairment provision of $23.6 million for the nine-month period ended September 30, 2020, following a worsening in its client’s credit risk metrics, while in the nine-month period ended September 30, 2019 there was an impairment reversal of $0.8 million. These effects were partially offset by an impairment reversal in our wind assets in Uruguay for approximately $18 million after an impairment test update in Cadonal and Palmatir.

Other operating expenses

The following table sets forth our other operating expenses for the nine-month period ended September 30, 2020 and 2019:

	Nine-month period ended September 30,
Other operating expenses	2020		2019
	$ in millions	% of revenue	$ in millions	% of revenue
Leases and fees	$(2.4)	3.1%	$(1.5)	0.2%
Operation and maintenance	(77.1)	10.0%	(94.6)	11.9%
Independent professional services	(28.5)	3.7%	(28.9)	3.6%
Supplies	(20.4)	2.7%	(19.0)	2.4%
Insurance	(28.0)	3.6%	(18.2)	2.3%
Levies and duties	(30.5)	4.0%	(25.8)	3.2%
Other expenses	(5.7)	0.7%	(4.7)	0.6%
Raw Materials	(5.0)	0.7%	(7.9)	1.0%
Total	$(197.6)	25.7%	$(200.6)	25.1%

Other operating expenses decreased by 1.5% to $197.6 million for the nine-month period ended September 30, 2020, compared to $200.6 million for the nine-month period ended September 30, 2019. The decrease was mainly due to lower operation and maintenance costs due to the internalization of the operation and maintenance services in our U.S. solar assets since July 30, 2019, as most of these expenses are now recorded in “Employee benefit expenses” since that date. This decrease was partially offset by an increase in insurance expenses due to higher insurance premiums. Levies and duties have also increased because at the end of 2018, the Spanish government granted a six-month exemption for the 7% electricity sales tax in our Spanish assets until April 2019, which reduced our costs in the first quarter of 2019.

Operating profit

As a result of the above factors, operating profit for the nine-month period ended September 30, 2020 decreased by 26.1% to $307.4 million, compared to $416.2 million for the nine-month period ended September 30, 2019.

Financial income and financial expense

	Nine-month period ended September 30,
Financial income and financial expense	2020	2019
	$ in millions
Financial income	6.4	2.8
Financial expense	(289.4)	(310.2)
Net exchange differences	(1.5)	2.8
Other financial income/(expense), net	62.6	(0.1)
Financial expense, net	(221.9)	(304.7)

Financial income

Financial income increased to $6.4 million for the nine-month period ended September 30, 2020, compared to $2.8 million for the nine-month period ended September 30, 2019. Financial income primarily includes a non-monetary financial income of $3.8 million resulting from the refinancing of the project debt of Cadonal in the second quarter of 2020 (see Note 15 to our Consolidated Condensed Interim Financial Statements).

Financial expense

The following table sets forth our financial expense for the nine-month period ended September 30, 2020 and 2019:

	Nine-month period ended September 30,
Financial expense	2020	2019
	($ in millions)
Interest expense:
—Loans from credit entities	$(186.8)	$(196.4)
—Other debts	(56.6)	(69.7)
Interest rates losses derivatives: cash flow hedges	(46.0)	(44.1)
Total	$(289.4)	$(310.2)

Financial expense decreased by 6.7% to $289.4 million in the nine-month period ended September 30, 2020 compared to $310.2 million for the nine-month period ended September 30, 2019.

Interest on loans from credit entities decreased mainly due to a decrease in interest in loans indexed to LIBOR and JIBAR, since the rates of reference were lower in the nine-month period ended September 30, 2020 compared to the same period from the previous year. Interest in Kaxu were lower also due to the depreciation of the South African rand against the US dollar. This decrease was partially offset by breakage costs in our corporate refinancings.

Interest on other debt corresponds mainly to interest expense on the notes issued by ATS, ATN and Solaben Luxembourg, interest related to the 2019 Notes until May 2019 and interest related to the investment of Liberty in Solana until August 2020. The decrease was mainly due to the refinancing of the 2019 Notes with the proceeds of the Note Issuance Facility 2019, since interest for this facility is recorded under Loans from credit entities. The decrease was also due to the acquisition of Liberty’s equity interest in Solana in August 2020. From an accounting perspective, Liberty’s equity investment in Solana was recorded as a liability with interest accruing in Interest on other debt.

Losses from interest rate derivatives designated as cash flow hedges correspond primarily to transfers from equity to financial expense when the hedged item was impacting the consolidated condensed income statement. The increase was due to the decrease in LIBOR and offsets the decrease in interest on Loans from credit entities.

Other financial income/(expense), net

	Nine-month period ended September 30,
Other financial income /(expense), net	2020	2019
	($ in millions)
Other financial income	$163.0	$11.4
Other financial expense	(100.4)	(11.5)
Total	$62.6	$(0.1)

Other financial income/(expense), net increased to a financial income of $62.6 million for the nine-month period ended September 30, 2020, compared to a net financial expense of $0.1 million in the same period of the previous year. In the nine-month period ended September 30, 2020, Other financial income includes a non-cash gain of approximately $145 million from the acquisition of Liberty’s equity interest in Solana, which is the primary reason for the increase. Liberty was the tax equity investor in Solana and although the investment of Liberty was in shares, under IFRS it was recorded as liability. In August 2020, we acquired Liberty’s equity interest in Solana and recorded a gain corresponding to the difference between book value of Liberty’s equity interest in Solana and the total price expected to be paid to Liberty.

The increase in other financial expenses is primarily due to a one-time non-cash loss of approximately $71.9 million caused by the refinancing of Helios 1/2. In the third quarter of 2020, we entered into a non-recourse, project debt financing for approximately €326 million, which refinanced the previous bank project debt with approximately €250 million outstanding. We canceled the interest rate swaps hedging the old debt, which caused the reclassification from equity to the income statement of the accumulated impact of the mark-to-market of such derivatives for approximately $44.1 million. In addition, we recorded a $27.8 million loss for the difference between the accounting value and the nominal value of the old debt.

Other financial expense also includes expenses for guarantees and letters of credit, wire transfers, other bank fees and other minor financial expenses.

Share of profit/(loss) of associates carried under the equity method

Share of profit of associates carried under the equity method decreased to $2.2 million loss in the nine-month period ended September 30, 2020 compared to $3.9 million profit for nine-month period ended September 30, 2019. The decrease was primarily due to a decrease in Honaine’s profits caused by higher deferred income taxes compared to the same period of the previous year.

Profit/(loss) before income tax

As a result of the factors mentioned above, we reported a profit before income taxes of $83.3 million for the nine-month period ended September 30, 2020, compared to a profit before income taxes of $115.4 million for the nine-month period ended September 30, 2019.

Income tax

The effective tax rate for the periods presented has been established based on management’s best estimates. For the nine-month period ended September 30, 2020, income tax amounted to an expense of $25.1 million, with a profit before income tax of $83.3 million. For the nine-month period ended September 30, 2019, income tax amounted to an expense of $47.0 million, with a profit before income tax of $115.4 million. The effective tax rate differs from the nominal tax rate mainly due to the permanent differences and to the treatment of tax credits in some jurisdictions.

(Profit)/Loss attributable to non-controlling interests

Loss attributable to non-controlling interests was $3.0 million for the nine-month period ended September 30, 2020 compared to a profit of $7.6 million for the nine-month period ended September 30, 2019. Loss attributable to non-controlling interest corresponds to the portion attributable to our partners in the assets that we consolidate (Kaxu, Skikda, Solaben 2/3, Solacor 1/ 2, Seville PV, Chile PV I and Tenes) and the loss in the period was mainly due to a loss in Kaxu, mostly due to the unscheduled outage previously explained and to a loss in Skikda mainly due to higher deferred income taxes compared to the same period of the previous year.

Profit / (loss) attributable to the parent company

As a result of the factors mentioned above, profit attributable to the parent company was $61.2 million for the nine-month period ended September 30, 2020, compared to a profit of $60.8 million for the nine-month period ended September 30, 2019.

Segment Reporting

We organize our business into the following three geographies where the assets and concessions are located:

•	North America;
•	South America; and
•	EMEA.

In addition, we have identified the following business sectors based on the type of activity:

•	Renewable energy, which includes our activities related to the production of electricity from concentrating solar power and wind plants;

•	Efficient natural gas, which includes our activities related to the production of electricity and steam from natural gas;

•	Electric transmission, which includes our activities related to the operation of electric transmission lines and gas compression and transportation; and

•	Water, which includes our activities related to desalination plants.

As a result, we report our results in accordance with both criteria.

Revenue and Adjusted EBITDA by geography

The following table sets forth our revenue, Adjusted EBITDA and volumes for the nine-month period ended September 30, 2020 and 2019, by geographic region:

	Nine-month period ended September 30,
Revenue by geography	2020		2019
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$267.7	34.8%	$273.9	34.3%
South America	112.0	14.6%	105.8	13.3%
EMEA	389.0	50.6%	418.5	52.4%
Total revenue	$768.7	100%	$798.2	100%

	Nine-month period ended September 30,
Adjusted EBITDA by geography	2020		2019
	$ in millions	Adjusted EBITDA Margin (2)	$ in millions	Adjusted EBITDA Margin (2)
North America	$233.2	87.1%	$254.5	92.9%
South America	89.8	80.2%	87.8	83.0%
EMEA	286.6	73.7%	308.7	73.8%
Total Adjusted EBITDA(1)	$609.6	79.3%	$651.0	81.6%

Note:
(1)
Adjusted EBITDA is calculated as profit/(loss) for the year attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in our financial statements. Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB, and you should not consider Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See “Item 2— Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics.”

(2)	Adjusted EBITDA Margin is calculated as Adjusted EBITDA for each geography and business sector divided by revenue for each geography and business sector.

	Volume produced/availability
	Nine- Month period ended September 30,
Volume by geography	2020	2019

North America (GWh) (1)	3,048	2,586
North America availability(1)(2)	102.4%	92.8%
South America (GWh) (3)	472	383
South America availability(4)	99.9%	100.0%
EMEA (GWh)	1,019	1,212
EMEA availability(4)	101.6%	101.6%

Note:
(1)	GWh produced includes 30% production from Monterrey since August 2019. Major maintenance overhaul in ACT held in Q1 and Q2 2019, as scheduled, which reduced electric production as per the contract.
(2)
Electric availability refers to operational MW over contracted MW with Pemex. Major maintenance overhaul held in ACT in Q1 and Q2 2019, as scheduled, which reduced electric availability as per the contract.

(3)	Includes curtailment in wind assets for which we receive compensation.
(4)	Availability refers to actual availability divided by contracted availability.

North America

Revenue decreased by 2.3% to $267.7 million for the nine-month period ended September 30, 2020, compared to $273.9 million for the nine-month period ended September 30, 2019. The decrease was mainly due to a decrease in revenue in our Efficient Natural Gas segment, primarily due to a one-time adjustment of approximately $6 million with no impact in cash recorded in ACT in the first quarter of 2019. Our ACT asset is accounted for under IFRIC 12 following the financial asset model, and a change in future operation and maintenance costs in 2019 increased the value of the asset, resulting in a one-time increase in revenue and Adjusted EBITDA of approximately $6 million. Additionally, revenue also decreased due to the lower revenue in the portion of the tariff related to the operation and maintenance services, driven by lower operation and maintenance costs in 2020. Revenue in our solar assets in North America increased by 3.6% mainly due to a better performance by Mojave, compared to the nine-month period ended September 30, 2019, partly offsetting lower solar radiation in the third quarter of 2020 caused by the smoke from the California wildfires. Adjusted EBITDA decreased by 8.4% to $233.2 million for the nine-month period ended September 30, 2020, compared to $254.5 million for the nine-month period ended September 30, 2019. The decrease was mainly driven by a decrease in Adjusted EBITDA in our solar assets in North America mostly due to approximately $10 million received in the third quarter of 2019 from the EPC contractor in our U.S. solar assets under their contractual obligations with no corresponding amount in 2020. Adjusted EBITDA in our Efficient Natural Gas segment also decreased mainly due to the decrease in revenue as previously explained. Adjusted EBITDA margin decreased to 87.1% for the nine-month period ended September 30, 2020, compared to 92.9% for the nine-month period ended September 30, 2019 due to the events described above.

South America

Revenue increased by 5.9% to $112.0 million for the nine-month period ended September 30, 2020, compared to $105.8 million for the nine-month period ended September 30, 2019. The revenue increase was primarily due to the contribution of Chile PV I, a solar asset recently acquired through the Chilean renewable energy platform created in the second quarter of 2020 and ATN Expansion 2, acquired in October 2019. Revenue also increased due to higher production in our wind assets. Adjusted EBITDA increased by 2.3% to $89.8 million for the nine-month period ended September 30, 2020, compared to $87.8 million for the nine-month period ended September 30, 2019. The increase was mainly due to higher revenue. Adjusted EBITDA margin decreased to 80.2% for the nine-month period ended September 30, 2020, compared to 83.0% for the nine-month period ended September 30, 2019 mainly due to lower than usual operation and maintenance expenses in our transmission lines in the first quarter of 2019.

EMEA

Revenue decreased by 7.0% to $389 million for the nine-month period ended September 30, 2020, compared to $418.5 million for the nine-month period ended September 30, 2019.  On a constant currency basis, revenue for the nine-month month period ended September 30, 2020 was $394.6 million which represented a decrease of 5.7% compared to the nine-month period ended September 30, 2019. The decrease in revenue was primarily due to lower production in Kaxu resulting from the unscheduled outage explained above. Damage and business interruption are covered by insurance, after customary deductibles. Revenue also decreased in Spain mainly due to lower solar resource in the first half of 2020 compared to the same period of the previous year and to lower electricity market prices in recent months in Spain, which partially affected our revenue. This decrease was partially offset by the contribution from Tenes, the water desalination plant that we started to fully consolidate in the second quarter of 2020. Adjusted EBITDA decreased by 7.2% to $286.6 for the nine-month period ended September 30, 2020 compared to $308.7 million for the nine-month period ended September 30, 2019. On a constant currency basis, Adjusted EBITDA for the nine-month month period ended September 30, 2020 was $292.6 million which represent a decrease of 5.2% compared to the nine-month period ended September 30, 2019. The decrease in Adjusted EBITDA was mainly due to the events described above and it was lower than the decrease in revenue because insurance proceeds for Kaxu are recorded in “Other operating income”, not in revenue. Adjusted EBITDA margin remained stable at 73.7% for the nine-month period ended September 30, 2020 and 73.8% for the nine-month period ended September 30, 2019.

Revenue and Adjusted EBITDA by business sector

The following table sets forth our revenue, Adjusted EBITDA and volumes for the nine-month period ended September 30, 2020 and 2019, by business sector:

	Nine-month period ended September 30,
Revenue by business sector	2020		2019
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$579.2	75.4%	$609.8	76.4%
Efficient natural gas power	80.1	10.4%	92.9	11.6%
Electric transmission lines	79.2	10.3%	77.0	9.7%
Water	30.2	3.9%	18.5	2.3%
Total revenue	$768.7	100%	$798.2	100.0%

	Nine-month period ended September 30,
Adjusted EBITDA by business sector	2020		2019
	$ in millions	Adjusted EBITDA Margin (2)	$ in millions	Adjusted EBITDA Margin (2)
Renewable energy	$456.4	78.8%	$493.3	80.9%
Efficient natural gas power	72.4	90.4%	81.7	87.9%
Electric transmission lines	64.1	80.9%	65.1	84.5%
Water	16.7	55.3%	10.9	58.9%
Total Adjusted EBITDA(1)	$609.6	79.3%	$651.0	81.6%

Note:

(1)
Adjusted EBITDA is calculated as profit/(loss) for the year attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in our financial statements. Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB, and you should not consider Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See “Item 2— Management’s Discussion and Analysis of Financial Condition and Results of Operations —Key Metrics.”

(2)	Adjusted EBITDA Margin is calculated as Adjusted EBITDA for each geography and business sector divided by revenue for each geography and business sector.

	Volume produced/availability
	Year ended September 30,
Volume by business sector	2020	2019
Renewable energy (GWh) (1)	2,608	2,700
Efficient natural gas Power (GWh) (2)	1,932	1,481
Efficient natural gas Power availability(3)	102.4%	92.8%
Electric transmission availability(4)	99.9%	100%
Water availability(4)	101.6%	101.6%
Note:
(1)	Includes curtailment in wind assets for which we receive compensation.
(2)	GWh produced includes 30% production from Monterrey since August 2019. Major maintenance overhaul held in Q1 and Q2 2019 in ACT, as scheduled, which reduced electric production, as per the contract.
(3)
Electric availability refers to operational MW over contracted MW with Pemex. Major overhaul held in Q1 and Q2 2019, as scheduled, which reduced the electric availability as per the contract with Pemex.

(4)	Availability refers to actual availability divided by contracted availability.

Renewable energy

Revenue decreased by 5.0% to $579.2 million for the nine-month period ended September 30, 2020, compared to $609.8 million for the nine-month period ended September 30, 2019. Adjusted EBITDA decreased by 7.5% to $456.4 million for the nine-month period ended September 30, 2020, compared to $493.3 million for the nine-month period ended September 30, 2019. On a constant currency basis, revenue and Adjusted EBITDA for the period ended September 30, 2020 were $584.8 and $462.4 million, respectively, which represents a decrease of 4.1% and 6.3%, respectively, compared to the nine-month period ended September 30, 2019. The decrease in revenue was primarily due to lower production in Kaxu, our South African asset, due to an unscheduled outage, as previously explained. Damage and business interruption are covered by our insurance, after customary deductibles. Revenue also decreased due to lower revenue in Spain, as previously explained. The decrease was partially offset by the contribution of the recently acquired asset Chile PV I, a solar asset in Chile included within the new renewable energy platform recently created. Revenue in our solar assets in North America increased by 3.6% mainly thanks to a better performance by Mojave, offsetting lower solar radiation in the third quarter caused by the smoke from the California wildfires. The decrease in Adjusted EBITDA was mainly due to the events described above and to a decrease of the Adjusted EBITDA in our solar assets in North America mostly due to approximately $10 million received in the third quarter of 2019 from the EPC contractor in our U.S. solar assets under their contractual obligations with no corresponding amount in 2020.

Efficient natural gas

Revenue decreased by 13.8% to $80.1 million for the nine-month period ended September 30, 2020, compared to $92.9 million for the nine-month period ended September 30, 2019, while Adjusted EBITDA decreased by 11.3% to $72.4 million for the nine-month period ended September 30, 2020, compared to $81.7 million for the nine-month period ended September 30, 2019. Revenue and Adjusted EBITDA decreased mainly due to a one-time adjustment recorded in the first quarter of 2019 of approximately $6 million, with no impact in cash in 2019 and with no corresponding amount in 2020. Our ACT asset is accounted for under IFRIC 12 following the financial asset model, and a decrease in 2019 in future operation and maintenance costs increased the value of the asset, causing a one-time increase in revenue and Adjusted EBITDA in the first quarter of 2019. Additionally, revenue also decreased due to lower operation and maintenance costs in 2020, since there is a portion of revenue related to operation and maintenance services plus a margin. Adjusted EBITDA margin increased to 90.4% for the nine-month period ended September 30, 2020, from 87.9% for the nine-month period ended September 30, 2019, mainly due to lower operation and maintenance expenses compared to the same period of the previous year.

Electric transmission lines

Revenue increased by 2.9% to $79.2 million for the nine-month period ended September 30, 2020, compared to $77.0 million for the nine-month period ended September 30, 2019. The increase in revenue was mainly due to the contribution of ATN Expansion 2 acquired in 2019. Adjusted EBITDA decreased by 1.5% to $64.1 million for the nine-month period ended September 30, 2020 compared to $65.1 million for the nine-month period ended September 30, 2019, while Adjusted EBITDA margin decreased to 80.9% for the nine-month period ended September 30, 2020 compared to 84.5% for the nine-month period ended September 30, 2019. The decrease in Adjusted EBITDA margin was mainly due to lower than usual operation and maintenance expenses in our transmission lines in the first quarter of 2019.

Water

Revenue increased by 63.2% to $30.2 million for the nine-month period ended September 30, 2020, compared to $18.5 million for the nine-month period ended September 30, 2019. Adjusted EBITDA increased by 53.2% to $16.7 million for the nine-month period ended September 30, 2020, compared to $10.9 million for the nine-month period ended September 30, 2019. The increases were mainly due to the contribution from Tenes, the water desalination plant that we started to consolidate in the second quarter of 2020. Adjusted EBITDA margin decreased to 55.3% for the nine-month period ended September 30, 2020 from 58.9% for the nine-month period ended September 30, 2019 mainly due to slightly lower Adjusted EBITDA margin in Tenes since its first consolidation date compared to Skikda.

Liquidity and Capital Resources

Our principal liquidity and capital requirements consist of the following:

•	debt service requirements on our existing and future debt;

•	cash dividends to investors; and

•	investments and acquisitions of new assets, companies and operations (see “Item 4.B—Business Overview—Our Business Strategy” in our Annual Report).

As a normal part of our business, depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness. Changes in our operating plans, lower than anticipated sales, increased expenses, acquisitions or other events may cause us to seek additional debt or equity financing in future periods. There can be no guarantee that financing will be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations and additional covenants and operating restrictions. In addition, any of the items discussed in detail under “Item 3.D—Risk Factors” in our Annual Report and other factors may also significantly impact our liquidity.

Liquidity position

As of September 30, 2020, our cash and cash equivalents at the Company level were $186.7 million compared to $66.0 million as of December 31, 2019. Additionally, as of September 30, 2020, we had approximately $425 million available under our Revolving Credit Facility after repaying the entire amount drawn down, and therefore a total corporate liquidity of $611.7 million, compared to $407.0 million as of December 31, 2019.

In addition, as of September 30, 2020 cash at the project company level was $602.2 million, of which $318.9 million was restricted. As of December 31, 2019, our cash at the project company level, including $34.7 million cash classified as short-term financial investments, was $531.5 million, of which $373.6 million were restricted.

Sources of liquidity

We expect our ongoing sources of liquidity to include cash on hand, cash generated from our operations, project debt arrangements, corporate debt and the issuance of additional equity securities, as appropriate, and given market conditions. Our financing agreements consist mainly of the project-level financings for our various assets and our corporate debt financings, including our recently closed Green Exchangeable Notes, the Note Issuance Facility 2020, the 2020 Green Private Placement, the Note Issuance Facility 2019, the Revolving Credit Facility, a line of credit with a local bank and our commercial paper program.

Green Exchangeable Notes

On July 17, 2020, we issued $100 million aggregate principal amount of 4.00% Green Exchangeable Notes due 2025. On July 29, 2020, we issued additional $15 million aggregate principal amount of the Green Exchangeable Notes. The Green Exchangeable Notes are the senior unsecured obligations of Atlantica Jersey, a wholly owned subsidiary of Atlantica, and fully and unconditionally guaranteed by Atlantica on a senior, unsecured basis. The notes mature on July 15, 2025, unless earlier repurchased or redeemed by Atlantica or exchanged, and bear interest at a rate of 4.00% per annum, payable semi-annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2021.

Noteholders may exchange all or any portion of their notes at their option at any time prior to the close of business on the scheduled trading day immediately preceding April 15, 2025, only during certain periods and upon satisfaction of certain conditions. On or after April 15, 2025, until the close of business on the second scheduled trading day immediately preceding the maturity date, noteholders may exchange any of their notes at any time, in multiples of $1,000 principal amount, at the option of the noteholder. Upon exchange, the notes may be settled, at our election, into ordinary shares of Atlantica, cash or a combination of both. The initial exchange rate of the notes is 29.1070 ordinary shares per $1,000 principal amount of notes (which is equivalent to an initial exchange price of $34.36 per ordinary share). The exchange rate is subject to adjustment upon the occurrence of certain events.

We used the proceeds from the Green Exchangeable Notes to finance the acquisition of new or ongoing assets or projects which meet certain eligibility criteria in accordance with our Green Finance Framework. The Green Exchangeable Notes comply with the Green Bond Principles and have a second party opinion by Sustainalytics.

Note Issuance Facility 2020

On July 8, 2020, we entered into the Note Issuance Facility 2020, a senior unsecured euro-denominated financing with Lucid Agency Services Limited, as agent, and a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of approximately $164 million (€140 million).

The proceeds of the Note Issuance Facility 2020 are expected to be used to finance acquisitions and for general corporate purposes. The notes under the Note Issuance Facility 2020 were issued on August 12, 2020 and are due on August 12, 2027. Interest on the notes issued under the Note Issuance Facility 2020 accrue at a rate per annum equal to the sum of 3-month EURIBOR plus a margin of 5.25% with a floor of 0% for the EURIBOR. We have entered into a cap at 0% for the EURIBOR with 3.5 years maturity to hedge interest rate.

Our obligations under the Note Issuance Facility 2020 rank equal in right of payment with our outstanding obligations under the Revolving Credit Facility, the Note Issuance Facility 2019 and the 2020 Green Private Placement. The notes issued under the Note Issuance Facility 2020 are guaranteed on a senior unsecured basis by our subsidiaries Atlantica Infrastructures, S.L.U., ABY Concessions Peru S.A., ACT Holding, S.A. de C.V., ASHUSA Inc., ASUSHI Inc. and Atlantica Investments Limited.

The Note Issuance Facility 2020 contains covenants that, will limit certain of our and the guarantors’ activities. These negative covenants include, among others, limitations on: (i) creation of liens, (ii) sales, transfers and other dispositions of property and assets, (iii) mergers, consolidations and other fundamental changes, (iv) providing new guarantees, and (v) transactions with affiliates. Additionally, we are required to comply with a leverage ratio of our indebtedness to our cash available for distribution of 5.00:1.00 (which may be increased under certain conditions to 5.50:1.00 for a limited period in the event we consummate certain acquisitions).

The Note Issuance Facility 2020 also contains customary events of default (subject in certain cases to customary grace and cure periods). Generally, if an event of default occurs and is not cured within the time periods specified, the agent or the holders of more than 50% of the principal amount of the notes then outstanding may declare all of the notes issued under the Note Issuance Facility 2020 to be due and payable immediately. In addition, the Note Issuance Facility 2020 includes a cross default with respect to our indebtedness, indebtedness of the guarantors thereunder and indebtedness of our material non-recourse subsidiaries (project-subsidiaries). Pursuant to the Note Issuance Facility 2020, material non-recourse subsidiaries are those that, as of any date of termination, represent more than 25% of the cash available for distribution distributed in the previous four fiscal quarters most recently ended prior to such date of determination.

2020 Green Private Placement

On March 20, 2020 we entered into a senior secured note purchase agreement with a group of institutional investors as purchasers providing for the 2020 Green Private Placement. The transaction closed on April 1, 2020 and we issued notes for a total principal amount of €290 million (approximately $340 million), maturing in June 20, 2026. Interest on the notes issued under the 2020 Green Private Placement accrue at a rate per annum equal to 1.96%. If at any time the rating of such senior secured notes is below investment grade, the interest rate thereon would increase by 100 basis points until such notes are rated again investment grade.

Our obligations under the 2020 Green Private Placement rank equal in right of payment with our outstanding obligations under the Revolving Credit Facility, the Note Issuance Facility 2019 and the Note Issuance Facility 2020. Our payment obligations under the 2020 Green Private Placement are guaranteed on a senior unsecured basis by our subsidiaries Atlantica Infrastructures, S.L.U., ABY Concessions Peru S.A., ACT Holding, S.A. de C.V., ASHUSA Inc., ASUSHI Inc. and Atlantica Investments Limited. The 2020 Green Private Placement is also secured with a pledge over the shares of the subsidiary guarantors, which collateral is shared with the lenders under the Revolving Credit Facility.

The 2020 Green Private Placement complies with the Green Bond Principles and has a second party opinion by Sustainalytics. The proceeds of the 2020 Green Private Placement were primarily used to repay in full and cancel all series of notes issued under the Note Issuance Facility 2017.

Note Issuance Facility 2019

On April 30, 2019, we entered into the Note Issuance Facility 2019, a senior unsecured financing with Lucid Agency Services Limited, as agent, and a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of the euro equivalent of $300 million. The notes under the Note Issuance Facility 2019 were issued in May 2019 and are due on April 30, 2025. The Note Issuance Facility 2019 includes an upfront fee of 2% paid upon drawdown. From their issue date to December 31, 2019 interest on the notes issued under the Note Issuance Facility 2019 accrued at a rate per annum equal to the sum of 3-month EURIBOR plus a margin of 4.65%. The principal amount of the notes issued under the Note Issuance Facility 2019 was hedged with an interest rate swap, resulting in an all-in interest cost of 4.4%. Starting January 1, 2020, the applicable margin for the determination of interest on the notes issued under the Note Issuance Facility 2019 decreased to 4.50% resulting in an all-in interest cost of 4.24%, following satisfaction of the requirements set forth in the Note Issuance Facility 2019 for such margin decrease, including the effectiveness of the Spanish Royal Decree-law 17/2019 which approved a reasonable rate of return higher than 7% (see “Item 4.B Business Overview —Regulation—Regulation in Spain.” in our Annual Report). The Note Issuance Facility 2019 provides that we may elect to, subject to the satisfaction of certain conditions, capitalize interest on the notes issued thereunder for a period of up to two years from closing at our discretion. We elected to capitalize interest on the notes issued under the Note Issuance Facility 2019 for the upcoming quarters.

Our obligations under the Note Issuance Facility 2019 rank equal in right of payment with our outstanding obligations under the Revolving Credit Facility, the Note Issuance Facility 2020 and the 2020 Green Private Placement. The notes issued under the Note Issuance Facility 2019 are guaranteed on a senior unsecured basis by our subsidiaries Atlantica Infrastructures, S.L.U., ABY Concessions Peru S.A., ACT Holding, S.A. de C.V., ASHUSA Inc., ASUSHI Inc. and Atlantica Investments Limited.

The proceeds of the notes issued under the Note Issuance Facility 2019 were used to prepay and subsequently cancel in full the 2019 Notes and for general corporate purposes.

 Revolving Credit Facility

On May 10, 2018, we entered into a $215 million Revolving Credit Facility with a syndicate of banks with Royal Bank of Canada acting as administrative agent and Royal Bank of Canada and Canadian Imperial Bank of Commerce, as issuers of letters of credit. This facility was increased by $85 million to $300 million in January 2019. In addition, on August 2, 2019 the facility was further increased by $125 million to a total limit of $425 million and the maturity of a portion of loans in a principal amount of $387.5 million extended to December 31, 2022, with the remaining $37.5 million maturing on December 31, 2021. On August 28, 2020, National Bank of Canada replaced Barclays Bank as a lender under the Revolving Credit Facility assuming Barclays Bank’s loans under the same terms and conditions except maturity, which was extended to December 31, 2022. As a result the total limit of $425 million matures on December 31, 2022. As of September 30, 2020, there was no amount outstanding under the Revolving Credit Facility and $425 million available.

Loans under the facility accrue interest at a rate per annum equal to: (A) for Eurodollar rate loans, LIBOR plus a percentage determined by reference to our leverage ratio, ranging between 1.60% and 2.25% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus 1/2 of 1.00%, (ii) the prime rate of the administrative agent under the Revolving Credit Facility and (iii) LIBOR plus 1.00%, in any case, plus a percentage determined by reference to our leverage ratio, ranging between 0.60% and 1.00.

Our obligations under the Revolving Credit Facility rank equal in right of payment with our outstanding obligations under the 2020 Green Private Placement, the Note Issuance Facility 2019 and the Note Issuance Facility 2020. Our payment obligations under the Revolving Credit Facility are guaranteed on a senior unsecured basis by our subsidiaries Atlantica Infrastructures, S.L.U., ABY Concessions Peru S.A., ACT Holding, S.A. de C.V., ASHUSA Inc., ASUSHI Inc. and Atlantica Investments Limited. The Revolving Credit Facility is also secured with a pledge over the shares of the subsidiary guarantors, which collateral is shared with the holders of the notes issued under the  2020 Green Private Placement.

Note Issuance Facility 2017

On February 10, 2017, we entered into the Note Issuance Facility 2017, a senior secured note facility with Elavon Financial Services DAC, UK Branch, as agent, and a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of €275 million (approximately $322 million), with three series of notes: series 1 notes worth €92 million mature in 2022; series 2 notes worth €91.5 million mature in 2023; and series 3 notes worth €91.5 million mature in 2024. As of April 1, 2020, all series of notes issued under the Note Issuance Facility 2017 were repaid in full and canceled with the proceeds of the 2020 Green Private Placement.

Other Credit Lines

In July 2017, we signed a line of credit with a bank for up to €10.0 million (approximately $11.7 million) which is available in euros or U.S. dollars. On December 13, 2019, the maturity date was extended to December 13, 2021. Amounts drawn accrue interest at a rate per annum equal to EURIBOR plus 2% or LIBOR plus 2%, depending on the currency.  As of September 30, 2020, €9.0 million (approximately $10.5 million) were drawn under this facility.

ESG-linked Financial Guarantee Line

In June 2019, we signed our first ESG-linked financial guarantee line with ING Bank, N.V. The guarantee line has a limit of approximately $39 million. The cost is linked to Atlantica’s environmental, social and governance performance under Sustainalytics, a leading sustainable rating agency. The green guarantees will be exclusively used for renewable assets. We are using and expect to continue using this guarantee line to progressively release restricted cash in some of our projects, providing additional financial flexibility.

Commercial Paper Program

On October 8, 2019, we filed a euro commercial paper program with the Alternative Fixed Income Market (MARF) in Spain. The program had an original maturity of twelve months and was extended for another twelve-month period on October 8, 2020. The program allows Atlantica to issue short term notes for up to €50 million, with such notes having a tenor of up to two years. As of September 30, 2020, we had €19.5 million (approximately $22.9 million) issued and outstanding under the Commercial Paper Program at an average cost of 0.83%.

Project debt refinancing

In addition to our corporate debt, we have closed three project debt financings or refinancings at the project level which represent additional sources of liquidity.

Green Project Finance

On April 8, 2020, Logrosan entered into the Green Project Finance with ING Bank, B.V. and Banco Santander S.A. The new facility has a notional of €140 million of which 25% is progressively amortized over its 5-year term and the remaining 75% is expected to be refinanced at maturity. After considering transaction costs and reserves, the Green Project Finance has resulted in a net recap of approximately $143 million that we used to finance new investments in renewable assets. The Green Project Finance is guaranteed by the shares of Logrosan and its lenders have no recourse to Atlantica corporate level. Interest accrue at a rate per annum equal to the sum of 6-month EURIBOR plus a margin of 3.25% and we have hedged the EURIBOR with a 0% cap for the total amount and the entire life of the loan. The Green Project Finance permits cash distribution to shareholders twice per year if Logrosan sub-holding company debt service coverage ratio is at least 1.60x and the debt service coverage ratio of the sub-consolidated group of Logrosan and the Solaben 1/6 and Solaben 2/3 assets is at least 1.20x. The Green Project Finance was issued in compliance with the 2018 Green Loan Principles and have an unqualified Second Party Opinion delivered by Sustainalytics.

Helioenergy 1 / 2

On July 10, 2020, we entered into a non-recourse project debt refinancing of Helioenergy by adding a new euro-denominated long dated tranche of debt from an institutional investor. This new tranche, which is additional to the existing project debt, accrues interest at a fixed interest rate of 3.00% per annum and is due on June 30, 2035. After transaction costs, net refinancing proceeds (net “recap”) were approximately $43 million.

Helios 1/ 2

On July 14, 2020, we entered into a senior secured note facility with a group of institutional investors as purchasers of the notes issued thereunder for a total amount of €325.6 million ($381.6 million approximately). The notes were issued on July 23, 2020 and have a 17-year maturity. Interest on the notes accrue at a fixed rate per annum equal to 1.90%. Debt repayment is semiannual over the 17-year tenor of the debt.

The proceeds of the new Helios project financing were used to fully prepay and cancel the previous bank mini-perm project debt with approximately €250 million outstanding and to cancel legacy interest rate swaps. After transaction costs and cancelation of legacy swaps, net refinancing proceeds (net “recap”) were approximately $30 million.

The refinancing has permitted an improvement in both cost and tenor. Interest has decreased from approximately 4.2% with spread step-ups to 1.90% and maturity has been extended from 2027 to 2037.

See “Item 5.B –Liquidity and Capital Resources – Financing Arrangements” in our Annual Report for further detail on our financing arrangements.

Cash dividends to investors

We intend to distribute to holders of our shares a significant portion of our cash available for distribution less all cash expenses including corporate debt service and corporate general and administrative expenses and less reserves for the prudent conduct of our business (including, among other things, dividend shortfall as a result of fluctuations in our cash flows), on an annual basis. We intend to distribute a quarterly dividend to shareholders. Our board of directors may, by resolution, amend the cash dividend policy at any time. The determination of the amount of the cash dividends to be paid to holders of our shares will be made by our board of directors and will depend upon our financial condition, results of operations, cash flow, long-term prospects and any other matters that our board of directors deem relevant.

Our cash available for distribution is likely to fluctuate from quarter to quarter and, in some cases, significantly as a result of the seasonality of our assets, the terms of our financing arrangements, maintenance and outage schedules, among other factors. Accordingly, during quarters in which our projects generate cash available for distribution in excess of the amount necessary for us to pay our stated quarterly dividend, we may reserve a portion of the excess to fund cash distributions in future quarters. In quarters in which we do not generate sufficient cash available for distribution to fund our stated quarterly cash dividend, if our board of directors so determines, we may use retained cash flow from other quarters, as well as other sources of cash.

•	On February 26, 2019, our board of directors approved a dividend of $0.37 per share. The dividend was paid on March 22, 2019, to shareholders of record as of March 12, 2019.

•	On May 7, 2019, our board of directors approved a dividend of $0.39 per share. The dividend was paid on June 14, 2019, to shareholders of record as of June 3, 2019.

•	On August 2, 2019 our board of directors approved a dividend of $0.40 per share. The dividend was paid on September 13, 2019 to shareholders of record as of August 30, 2019.

•	On November 5, 2019 our board of directors approved a dividend of $0.41 per share. The dividend was paid on December 13, 2019 to shareholders of record as of November 29, 2019.

•	On February 26, 2020, our board of directors approved a dividend of $0.41 per share. The dividend was paid on March 23, 2020, to shareholders of record as of March 12, 2020.

•	On May 6, 2020, our board of directors approved a dividend of $0.41 per share. The dividend was paid on June 15, 2020, to shareholders of record as of June 1, 2020.

•	On July 31, 2020, our board of directors approved a dividend of $0.42 per share. The dividend was paid on September 15, 2020, to shareholders of record as of August 31, 2020.

•	On November 4, 2020, our board of directors approved a dividend of $0.42 per share. The dividend is expected to be paid on December 15, 2020, to shareholders of record as of November 30, 2020.

Acquisitions

In January 2019, we entered into an agreement with Abengoa under the Abengoa ROFO Agreement for the acquisition of Tenes and paid $19.9 million as an advance payment. Closing of the acquisition was subject to conditions precedent which were not fulfilled. In accordance with the terms of the share purchase agreement, the advance payment was converted into a secured loan to be reimbursed by Befesa Agua Tenes, together with 12% per annum interest, through a full cash-sweep of all the dividends to be received from the asset. In October 2019, the Company received a first payment of $7.8 million through the cash sweep mechanism. On May 31, 2020, we entered into a new $4.5 million secured loan agreement with Befesa Agua Tenes. The Loan is expected to be reimbursed no later than May 31, 2032, together with 12% interest per annum, through a full cash-sweep of all the dividends to be received from the asset.

Additionally, on May 24, 2019, Atlantica and Algonquin formed AYES Canada, a vehicle to channel co-investment opportunities in which Atlantica holds the majority of voting rights. AYES Canada’s first investment was in Amherst Island, a 75 MW wind plant in Canada owned by the project company Windlectric, Inc. (“Windlectric”). Atlantica invested $4.9 million and Algonquin invested $92.3 million, both through AYES Canada, which in turn invested those funds in Amherst Island Partnership, the holding company of Windlectric.

On May 31, 2019, we entered into an agreement with Abengoa to acquire a 15% stake in Rioglass, a multinational manufacturer of solar components. The investment was $7 million, and it is classified as available for sale.

On August 2, 2019 we acquired a 30% stake in Monterrey, a 142 MW gas-fired engine facility including 130 MW installed capacity and 12 MW battery capacity. We paid $42 million for the total equity investment. We have also entered into a ROFO agreement with the seller of the shares for the remaining 70% stake in the asset.

On August 2, 2019, we closed the acquisition of ASI Operations, the company that performs the operation and maintenance services to Solana and Mojave plants. The consideration paid was $6 million.

In October 2019, we closed the acquisition of ATN Expansion 2, as previously announced, for a total equity investment of approximately $20 million. The offtaker is Enel Green Power Peru. Transfer of the concession agreement is pending authorization from the Ministry of Energy in Peru. If this authorization were not to be obtained before December 2020, the transaction would be reversed with no penalties to Atlantica.

In April 2020 we made an investment in the creation of a renewable energy platform in Chile, together with financial partners, where we now own approximately a 35% stake and have a strategic investor role. The first investment was the acquisition of a 55 MW solar PV plant in an area with excellent solar resource (Chile PV I). This asset, has been in operation since 2016, demonstrating a good operating track record during that period while selling its production in the Chilean power market. We have concluded that we have control over the asset and we are fully consolidating it since the acquisition date. The platform intends to make further investments in renewable energy in Chile and sign PPAs with credit worthy offtakers. Our initial contribution was approximately $4 million.

On August 17, 2020 we closed the acquisition of the Liberty Ownership Interest in Solana. Liberty was the tax equity investor in our Solana asset. Total equity investment is expected to be approximately $290 million, of which $272 million have already been paid. Total equity investment includes a deferred payment and a performance earn-out based on the average annual net production of the asset in the four calendar years with the highest annual net production during the five calendar years of 2020 through 2024.

Cash flow

The following table sets forth cash flow data for the nine-month period ended September 30, 2020 and 2019:

	Nine-month period ended September 30,
	2020	2019
	($ in millions)
Gross cash flows from operating activities
Profit for the period	$58.2	$68.4
Financial expense and non-monetary adjustments	536.5	552.8
Profit for the period adjusted by financial expense and non-monetary adjustments	$594.7	$621.2
Variations in working capital	(128.9)	(132.1)
Net interest and income tax paid	(162.6)	$(167.7)

Total net cash provided by operating activities	$303.2	$321.4

Net cash provided by/(used in) investing activities(1)	$18.6	$(147.5)

Net cash provided by/(used in) financing activities	$(95.8)	$(148.5)

Net increase/(decrease) in cash and cash equivalents	226.0	25.4
Cash and cash equivalents at the beginning of the period	562.8	631.5
Translation differences in cash or cash equivalents	0.1	(15.2)
Cash and cash equivalents at the end of the period	$788.9	$641.7

Note:
(1)
Includes proceeds for $7.4 million and $14.8 million for the nine-month period ended September 30, 2020 and September 30, 2019 respectively, related to the amounts received from Abengoa by Solana further to Abengoa’s obligation as EPC Contractor.

Net cash flows provided by/(used in) operating activities

Net cash provided by operating activities in the nine-month period ended September 30, 2020 was $303.2 million, compared to $321.4 million in the nine-month period ended September 30, 2019. The decrease was mainly due to a lower profit for the period adjusted by finance expense and non-monetary adjustments, mainly caused by lower Adjusted EBITDA as we explain in “Segment reporting”. In addition, variation in working capital was negative, although lower than in the same period of the previous year, mainly due to lower revenue in the nine-month period ended September 30, 2020 in Spain. In addition, interest payment was lower in the nine-month period ended September 30, 2020 compared to the nine-month period ended September 30, 2019 mainly due to lower interest at the corporate level and to the interest capitalization in one of our corporate debt financings.

Net cash provided by/(used in) investing activities

For the nine-month period ended September 30, 2020, net cash provided by investing activities was $18.6 and included $20.1 million of dividends received from associates under equity method, of which $14.3 million corresponds to dividends received from AYES Canada and should be considered together with the $13.8 million paid to non-controlling interest and classified as in Net cash provided by financing activities. Net cash provided by investing activities also included $11.1 million from the acquisition of Tenes, since the cash consolidated from the acquisition date is higher than the payment made under the agreement signed in May 2020.

Net cash used in investing activities for the nine-month period ended September 30, 2019 was $147.5 million and corresponded mainly to the investment in Amherst Island. Atlantica and Algonquin formed AYES Canada, a vehicle to channel co-investment opportunities and the first investment was in Amherst Island, a 75 MW wind plant in Canada. Atlantica invested $4.9 million and Algonquin invested $92.3 million, both through AYES Canada. Since Atlantica controls AYES Canada under IFRS 10, we show in Net cash used in investing activities the total $97.2 million invested by AYES Canada in the project company and in Net cash provided by financing activities the $92.3 million received from Algonquin by AYES Canada. In addition, net cash used in investing activities included $42 million payment for the acquisition of Monterrey and $19.9 million payment for Tenes, which became a financial investment after the conditions precedent were not fulfilled.

Net cash provided by/(used in) financing activities

For the nine-month period ended September 30, 2020, net cash used in financing activities was $95.8 million and corresponded mainly to the proceeds from the 2020 Green Private Placement, the Note Issuance Facility 2020, the Green Project Finance, the Green Exchangeable Notes and the project debt refinancings of Helios and Helioenergy, for a total amount of $832.6 million and to the withdrawal of approximately $90.0 million under the Revolving Credit Facility in the first quarter of 2020. Net cash used in financing activities also includes $266.9 million paid for the acquisition of the Liberty Ownership Interest Solana. These cash inflows were partially offset by the repayment of $308.8 million of the Note Issuance Facility 2017, the repayment of $174.0 million of our Revolving Credit Facility in the third quarter, the scheduled repayment of principal of our project financing agreements for an approximate amount of $130.5 million and $146.9 million of dividends paid to shareholders and non-controlling interest.

Net cash used in financing activities for the nine-month period ended September 30, 2019 was $148.5 million and corresponded principally to $456.0 million of principal debt repayments, of which $259.7 million corresponded to the prepayment of the 2019 Notes, $146.3 million of project debt repayments and $50 million of revolving credit facility repayment. We also received $293.1 million net proceeds under the 2019 Note Issuance Facility, net of fees, we drew $32.6 million net of fees under our Revolving Credit Facility and we paid $141.4 million of dividends to shareholders. As explained above, we also include $92.3 million corresponding to Algonquin’s participation in Amherst.

The liquidity and capital resources discussion above contains certain estimates as of the date of this quarterly report of our sources and uses of liquidity (including estimated future capital resources and capital expenditures) and future financial and operating results. These estimates, while presented with numerical specificity, necessarily reflect numerous estimates and assumptions made by us with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to our businesses, all of which are difficult or impossible to predict and many of which are beyond our control. These estimates reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business, economic, regulatory, financial and other developments. As such, these estimates constitute forward-looking information and are subject to risks and uncertainties that could cause our actual sources and uses of liquidity (including estimated future capital resources and capital expenditures) and financial and operating results to differ materially from the estimates made here, including, but not limited to, our performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in this quarterly report and our Annual Report. See “Cautionary Statements Regarding Forward Looking Statements.”
In addition, these estimates reflect assumptions of our management as of the time that they were prepared as to certain business decisions that were and are subject to change. These estimates also may be affected by our ability to achieve strategic goals, objectives and targets over the applicable periods. The estimates cannot, therefore, be considered a guarantee of future sources and uses of liquidity (including estimated future capital resources and capital expenditures) and future financial and operating results, and the information should not be relied on as such. None of us, or our board of directors, advisors, officers, directors or representatives intends to, and each of them disclaims any obligation to, update, revise, or correct these estimates, except as otherwise required by law, including if the estimates are or become inaccurate (even in the short-term).
The inclusion of these estimates in this quarterly report should not be deemed an admission or representation by us or our board of directors that such information is viewed by us or our board of directors as material information of ours. Such information should be evaluated, if at all, in conjunction with the historical financial statements and other information about us contained in this quarterly report. None of us, or our board of directors, advisors, officers, directors or representatives has made or makes any representation to any prospective investor or other person regarding our ultimate performance compared to the information contained in these estimates or that forecasted results will be achieved. In light of the foregoing factors and the uncertainties inherent in the information provided above, investors are cautioned not to place undue reliance on these estimates. Our liquidity plans are subject to a number of risks and uncertainties, some of which are outside of our control. Macroeconomic conditions could limit our ability to successfully execute our business plans and, therefore, adversely affect our liquidity plans. See “Item 3.D—Risk Factors” in our Annual Report.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

Quantitative and Qualitative Disclosure about Market Risk

Our activities are undertaken through our segments and are exposed to market risk, credit risk and liquidity risk. Risk is managed by our Risk Management and Finance Departments in accordance with mandatory internal management rules. The internal management rules provide written policies for the management of overall risk, as well as for specific areas, such as exchange rate risk, interest rate risk, credit risk, liquidity risk, use of hedging instruments and derivatives and the investment of excess cash.

Market risk

We are exposed to market risk, such as movement in foreign exchange rates and interest rates. All of these market risks arise in the normal course of business and we do not carry out speculative operations. For the purpose of managing these risks, we use a series of swaps and options on interest rates and foreign exchange rates. None of the derivative contracts signed has an unlimited loss exposure.

Foreign exchange risk

The main cash flows from our subsidiaries are cash collections arising generally from long-term contracts with clients and regulated revenue and debt payments arising from project finance repayment. Given that financing of the projects is always denominated in the same currency in which the contract with the client is signed, a natural hedge exists for our main operations.

Our functional currency is the U.S. dollar, as most of our revenue and expenses are denominated or linked to U.S. dollars. All our companies located in North America, South America and Algeria have their revenue, and financing contracts signed in, or indexed totally or partially to, U.S. dollars. Our solar power plants in Spain have their revenue and expenses denominated in euros, and Kaxu, our solar plant in South Africa, has its revenue and expenses denominated in South African rand.

Our strategy is to hedge cash distributions from our Spanish assets. We hedge the exchange rate for the distributions from our Spanish assets after deducting euro-denominated interest payments and euro-denominated general and administrative expenses. Through currency options, we have hedged 100% of our euro-denominated net exposure for the next 12 months and 75% of our euro-denominated net exposure for the following 12 months. We expect to continue with this hedging strategy on a rolling basis.

Although we hedge cash-flows in euros, fluctuations in the value of the euro in relation to the U.S. dollar may affect our operating results. In subsidiaries with functional currency other than the U.S. dollar, assets and liabilities are translated into U.S. dollars using end-of-period exchange rates. Revenue, expenses and cash flows are translated using average rates of exchange. Fluctuations in the value of the South African rand in relation to the U.S. dollar may also affect our operating results.

Apart from the impact of translation differences described above, the exposure of our income statement to fluctuations of foreign currencies is limited, as the financing of projects is typically denominated in the same currency as that of the contracted revenue agreement. This policy seeks to ensure that the main revenue and expenses in foreign companies are denominated in the same currency, limiting our risk of foreign exchange differences in our financial results.

Interest rate risk

Interest rate risks arise mainly from our financial liabilities at variable interest rate (less than 10% of our total project debt financing). We use interest rate swaps and interest rate options (caps) to mitigate interest rate risk.

As a result, the notional amounts hedged as of September 30, 2020, contracted strikes and maturities, depending on the characteristics of the debt on which the interest rate risk is being hedged, are very diverse, including the following:

•	Project debt in euro: between 81% and 100% of the notional amount, maturities until 2030 and average guaranteed strike interest rates of between 0.00% and 4.87% and

•	Project debt in U.S. dollars: between 70% and 100% of the notional amount, maturities until 2034 and average guaranteed strike interest rates of between 1.98% and 5.27%.

In connection with our interest rate derivative positions, the most significant impact on our Annual Consolidated Financial Statements are derived from the changes in EURIBOR or LIBOR, which represents the reference interest rate for the majority of our debt.

In relation to our interest rate swaps positions, an increase in EURIBOR or LIBOR above the contracted fixed interest rate would create an increase in our financial expense which would be positively mitigated by our hedges, reducing our financial expense to our contracted fixed interest rate. However, an increase in EURIBOR or LIBOR that does not exceed the contracted fixed interest rate would not be offset by our derivative position and would result in a net financial loss recognized in our consolidated income statement. Conversely, a decrease in EURIBOR or LIBOR below the contracted fixed interest rate would result in lower interest expense on our variable rate debt, which would be offset by a negative impact from the mark-to-market of our hedges, increasing our financial expense up to our contracted fixed interest rate, thus likely resulting in a neutral effect.

In relation to our interest rate options positions, an increase in EURIBOR or LIBOR above the strike price would result in higher interest expenses, which would be positively mitigated by our hedges, reducing our financial expense to our capped interest rate, whereas a decrease of EURIBOR or LIBOR below the strike price would result in lower interest expenses.

In addition to the above, our results of operations can be affected by changes in interest rates with respect to the unhedged portion of our indebtedness that bears interest at floating rates.

In the event that EURIBOR and LIBOR had risen by 25 basis points as of September 30, 2020, with the rest of the variables remaining constant, the effect in the consolidated income statement would have been an annual loss of $2.9 million and an annual increase in hedging reserves of $23.2 million. The increase in hedging reserves would be mainly due to an increase in the fair value of interest rate swaps designated as hedges.

Credit risk

On January 29, 2019, PG&E, the off-taker for Atlantica with respect to the Mojave plant, filed for reorganization under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Northern District of California. PG&E had paid all invoices corresponding to the electricity delivered after January 28, 2019. Since PG&E failed to assume the PPA within 180 days from the commencement of PG&E’s Chapter 11 proceeding, a technical event of default was triggered under our Mojave project finance agreement in July 2019. On July 1, 2020, PG&E emerged from Chapter 11. In addition, PG&E paid to Mojave the portion of the invoice corresponding to the electricity delivered for the period between January 1 and January 28, 2019. This invoice was overdue because the services relate to the prepetition period and any payment therefore required the approval by the Bankruptcy Court. The technical event of default under our Mojave project finance agreement, which was preventing cash distributions from Mojave to Atlantica, has been cured and we can make distributions from Mojave.

In addition, Eskom’s credit rating has continued to weaken and is currently CCC+ from S&P, B3 from Moody’s and B+ from Fitch. Eskom is the off-taker of our Kaxu solar plant, a state-owned, limited liability company, wholly owned by the government of the Republic of South Africa. Eskom’s payment guarantees to our solar plant Kaxu are underwritten by the South African Department of Energy, under the terms of an implementation agreement. The credit ratings of the Republic of South Africa as of the date of this report are BB/Ba1/BB by S&P, Moody’s and Fitch, respectively.

Furthermore, the credit rating of Pemex has also weakened and is currently BBB from S&P, Ba2 from Moody’s and BB- from Fitch. We have been experiencing significant delays in collections from the second half of 2019. See “Item 3.D— Risk Factor— Counterparties to our off-take agreements may not fulfill their obligations and, as our contracts expire, we may not be able to replace them with agreements on similar terms in light of increasing competition in the markets in which we operate” in our Annual Report.

In 2019 we entered into a political risk insurance agreement with the Multinational Investment Guarantee Agency for Kaxu. The insurance provides protection for breach of contract up to $89.9 million in the event the South African Department of Energy does not comply with its obligations as guarantor. We have also increased coverage in our political risk insurance for our assets in Algeria with CESCE up to $38.2 million, including 2 years dividend coverage. These insurance policies do not cover credit risk.

Liquidity risk

The objective of our financing and liquidity policy is to ensure that we maintain sufficient funds to meet our financial obligations as they fall due.

Project finance borrowing permits us to finance projects through project debt and thereby insulate the rest of our assets from such credit exposure. We incur project finance debt on a project-by-project basis.

The repayment profile of each project is established on the basis of the projected cash flow generation of the business. This ensures that sufficient financing is available to meet deadlines and maturities, which mitigates the liquidity risk.

COVID-19 and measures taken by governments caused a significant disruption and volatility in the global financial markets. Debt and equity markets have been affected and the number of transactions in the primary market decreased in March and the beginning of April 2020. In addition, interest rates for new issuances and spreads with respect to treasury yields increased significantly in March, April and the beginning of May 2020. Debt markets could experience similar disruptions in the upcoming months since COVID-19 continues to have an impact on markets. Although no significant debt matures prior to 2025, if we had to access capital markets for financing we may find difficulties in issuing new debt or equity. See “Part II—Item 1A—Risk Factors—The outbreak of COVID-19 could have a material adverse impact on our business, financial condition, liquidity, results of operations, cash flows, cash available for distribution and ability to make cash distributions to its shareholders”.

Item 4.	Controls and Procedures

Not Applicable

PART II. OTHER INFORMATION

Item 1.	Legal Proceedings

A number of Abengoa’s subcontractors and insurance companies that issued bonds covering Abengoa’s obligations under such contracts in the U.S. have included some of the non-recourse subsidiaries of Atlantica in the U.S. as co-defendants in claims against Abengoa. Generally, the subsidiaries of Atlantica have been dismissed as defendants at early stages of the processes. With respect to a claim addressed by a group of insurance companies to a number of Abengoa’s subsidiaries and to Solana (Arizona Solar One) for Abengoa related losses of approximately $20 million that could increase, according to the insurance companies, up to a maximum of approximately $200 million if all their exposure resulted in losses. Atlantica reached an agreement with all but one of the above-mentioned insurance companies, under which they agreed to dismiss their claims in exchange for payments of approximately $4.3 million, which were paid in 2018. The insurance company that did not join the agreement has temporarily stopped legal actions against Atlantica, and Atlantica does not expect this particular claim to have a material adverse effect on its business.

In addition, an insurance company covering certain Abengoa obligations in Mexico has claimed certain amounts related to a potential loss. Atlantica has reached an agreement under which Atlantica´s maximum theoretical exposure would in any case be limited to approximately $35 million, including $2.5 million to be held in an escrow account. In January 2019, the insurance company executed $2.5 million from the escrow account and Abengoa reimbursed such amount according to the existing indemnities in force between Atlantica and Abengoa.  The payments by Atlantica would only happen if and when the actual loss has been confirmed, if Abengoa has not fulfilled its obligations and after arbitration, if the Company initiates it. This claim is covered by existing indemnities from Abengoa. Considering the current financial situation of Abengoa, we cannot guarantee that these indemnities will be maintained in the future. If the agreement signed with Abengoa on September 29, 2020 became effective, Abengoa would be released from certain of its obligations with Atlantica.

Atlantica is not a party to any other significant legal proceedings other than legal proceedings arising in the ordinary course of its business. Atlantica is party to various administrative and regulatory proceedings that have arisen in the ordinary course of business. While Atlantica does not expect these proceedings, either individually or in the aggregate, to have a material adverse effect on its financial position or results of operations, because of the nature of these proceedings Atlantica is not able to predict their ultimate outcomes, some of which may be unfavorable to Atlantica.

Item 1A.	Risk Factors

The outbreak of COVID-19 could have a material adverse impact on our business, financial condition, liquidity, results of operations, cash flows, cash available for distribution and ability to make cash distributions to its shareholders.

The COVID-19 outbreak was declared a pandemic by the World Health Organization in March 2020 and continues to spread in our key markets. The COVID-19 virus continues to evolve rapidly, and its ultimate impact is uncertain and subject to change. Certain geographies where Atlantica is present are going through subsequent waves of virus incidence and are experiencing a significant increase in the number of cases per 100,000 people. Governmental authorities have imposed or recommended measures or responsive actions, including quarantines of certain geographic areas and travel restrictions.

We cannot guarantee that the COVID-19 outbreak will not affect our operation and maintenance employees. Our operation and maintenance suppliers may also be affected by COVID-19 and the broader economic downturn. In addition, we may experience delays in certain operation and maintenance activities or certain activities may take longer than usual, or, under a worst case scenario, a potential outbreak in one of our assets may prevent our employees or our operation and maintenance suppliers’ employees from operating the plant. All these can hamper or prevent the operation and maintenance of our assets, which may result in a material adverse effect on our business, financial condition, results of operations and cash flows. Furthermore, COVID-19 has caused travel restrictions and significant disruptions to global supply chains. A prolonged disruption could limit the availability of certain parts required to operate our facilities and adversely impact the ability of our operation and maintenance suppliers. If we were to experience a shortage of or inability to acquire critical spare parts we could incur significant delays in returning facilities to full operation, which could negatively impact our business, financial condition, results of operations and cash flows.

Further, we have adopted additional precautionary measures intended to mitigate potential risks to our employees, including temporarily requiring all employees to work remotely where their work can be done from home, and suspending all non-essential travel which could negatively affect our business. In May 2020, we started to re-open certain offices at partial capacity and under strict safety measures. However, we have recently decided to close certain offices again based on health indicators in each region. We continue to monitor the situation closely in all assets and offices to take additional action if required.

In addition, COVID-19 and measures taken by governments are causing a slowdown of broad sectors of the economy, a general reduction in demand, including demand for commodities and a negative impact on prices of commodities, including electricity, oil and gas. In Spain, revenue received by our assets under the existing regulation depend to some extent on market prices for sale of electricity. During the first half of 2020, electricity market prices have been lower than in the same quarter of previous years. If this decline in market prices persisted over time, it could have a material adverse effect on our business, financial condition, results of operations and cash flows and the value of our renewable energy facilities may be impaired, or their useful life may be shortened.

The global outbreak also caused significant disruption and volatility in the global financial markets, including the market price of our shares, especially in March and April. Debt markets have also been affected and there have been weeks with a very low number of new debt issuance transactions. Interest rates for new issuances and spreads with respect to treasury yields increased significantly in March until the beginning of May. Debt and equity markets could continue experiencing similar disruptions in the upcoming months since COVID-19 continues to have an impact on markets. A prolonged period of illiquidity and disruptions in the equity and credit markets could limit our ability to refinance our debt maturities and to finance our potential acquisitions and execute on our growth strategy. Any prolonged and uncontained outbreak could result in further disruptions in the general economy and illiquidity in the credit markets. In addition, the progression of and global response to the COVID-19 outbreak could increase the risk of delays in such plans or in obtaining the financing required to close the acquisitions that we have announced.

Although our revenue is generally contracted or regulated, our clients may be affected by a reduced demand, lower commodity prices and the turmoil in the credit markets. A reduced demand and low prices persisting over time could cause delays in collections, a deterioration in the financial situation of our clients or their bankruptcy. For example, the credit rating of Pemex has weakened and is currently BBB from S&P, Ba2 from Moody’s and BB- from Fitch and its financial situation could worsen considering low oil prices in the last months. We have been experiencing significant delays in collections in ACT since the second half of 2019 and we continue to monitor the situation closely. Our clients, including utilities, may face reduced revenue and may experience delays in collections from their own clients, as well as bad debt costs. Delays in collections from our clients can cause delays in distributions from our assets, which can cause a negative impact on our cash available for distributions and on our business, financial condition, results of operations, and cash flows. If our off-takers are unable or unwilling to fulfill their related contractual obligations, if they refuse to accept delivery of power delivered thereunder, if they otherwise terminate such agreements prior to the expiration thereof, if prices were re-negotiated under a bankruptcy situation, or if they delay payments, then our business, financial condition, results of operations and cash flows may be materially adversely affected.

We could also experience commercial disputes with our clients, suppliers and partners related to implications of COVID-19 in contractual relations. All the risks referred to can cause delays in distributions from our assets to the holding company level. In addition, we may experience delays in distributions due to logistic and bureaucratic difficulties to approve those distributions, which can negatively affect our cash available for distributions, our business, financial condition and cash flows. If we were to experience delays in distributions due to the risks described above and this situation persisted over time, we may fail to comply with financial covenants in our credit facilities and other financing agreements.

Additionally, many governments have implemented and will continue to implement stimulus measures to reduce the negative impact of COVID-19 in the economy. In many cases, these measures will increase government spending which may translate into increased tax pressure on companies in the countries where we operate. Changes in corporate tax rates and/or other relevant tax laws may have a material adverse effect on our business, financial condition, results of operations and cash flows.

We do not yet know the full extent of the virus’ potential effects on our business or the global economy as a whole.  We continue to monitor the situation and adjust our current policies and practices as more information and guidance become available.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

Recent sales of unregistered securities

None.

Use of proceeds from the sale of registered securities

None.

Purchases of equity securities by the issuer and affiliated purchasers

None

Item 3	Defaults Upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

Not applicable.

Item 5.	Other Information

Not Applicable.

Item 6.	Exhibits

The following exhibits are filed as part of this quarterly report:

Exhibit No.	Description
4.25	Fourth Amendment to Credit and Guaranty Agreement, dated August 28, 2020
4.26	Amendment No. 2 to Note Issuance Facility Agreement, dated October 23, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

Date: November 6, 2020	By:	/s/ Santiago Seage
Name: Santiago Seage
Title: Chief Executive Officer